Exhibit 99.1

Immuron Limited

ABN 80 063 114 045

Annual report - 30 June 2021

Corporate directory	1
Chairman’s letter	4
Review of operations and activities	7
Directors’ report	12
Directors and company secretary	12
Principal activities	12
Dividends - Immuron Limited	12
Review of operations	12
Significant changes in the state of affairs	12
Events occurring after the reporting period	13
COVID-19	13
Likely developments and expected results of operations	13
Environmental regulation	13
Information on directors	14
Company secretary	17
Meetings of directors	18
Remuneration report (audited)	19
Shares under option	27
Insurance of officers and indemnities	28
Proceedings on behalf of the company	28
Non-audit services	28
Auditor’s independence declaration	28
Rounding of amounts	28
Corporate governance statement	31
Financial statements	33
Independent auditor’s report to the members	74
Shareholder information	78

Immuron Limited

Corporate directory

Directors	Dr Roger Aston
Independent Non-Executive Chairman

Mr Peter Anastasiou (resigned 24 September 2021)
Executive Vice Chairman

Mr Daniel Pollock
Independent Non-Executive Director

Mr Stephen Anastasiou
Independent Non-Executive Director

Prof. Ravi Savarirayan
Independent Non-Executive Director

Secretary	Mr Phillip Hains

Registered office	Level 3, 62 Lygon Street Carlton VIC 3053 Australia
Telephone: +61 (0)3 9824 5254
Facsimile: +61 (0)3 9822 7735

Principal place of business	Unit 10, 25-37 Chapman Street Blackburn North VIC 3130 Australia
Telephone: +61 (0)3 9824 5254
Facsimile: +61 (0)3 9822 7735

Share register	Automic Pty Ltd
Level 5, 126 Phillip Street
Sydney NSW 2000 Australia
Telephone: +61 (0)2 9698 5414

Bank of New York 225 Liberty Street New York NY 102286 United States
Telephone: +1 212 495 1784

Auditor	Grant Thornton Audit Pty Ltd
Collins Square
Tower 5, 727 Collins Street
Melbourne VIC 3008 Australia
Telephone: +61 (0)3 8320 2222

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Immuron Limited

Corporate directory

(continued)

Solicitors	Francis Abourizk Lightowlers (FAL)
Level 14, 144 William Street
Melbourne VIC 3000 Australia
Telephone: +61 (0)3 9642 2252

Sichenzia Ross Ference LLP 1185 Avenue of the America’s New York NY 10036
United States
Telephone: +1 212 930 9700

Bankers	National Australia Bank
330 Collins Street
Melbourne VIC 3000 Australia

Stock exchange listings	Immuron Limited shares are listed on the Australian Securities Exchange (ASX: IMC) and the National Association of Securities Dealers Automated Quotations (NASDAQ: IMRN).

Our American Depositary Shares (each, an “ADS” and, collectively the “ADSs”) and warrants (each, a “Warrant” and collectively, the “Warrants”) are listed on NASDAQ under the symbols “IMRN” and “IMRNW”, respectively. Each ADS represents 40 of our ordinary shares (IMC), no par value.

Website	www.immuron.com.au

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Immuron Limited

Chairman’s letter

Dear shareholder,

On behalf of the Immuron Board I am pleased to present the 2020-2021 annual report.

As announced to the Market on the 24th of September 2021, the company received the resignation of Mr. Peter Anastasiou. Mr. Anastasiou joined the Board in May 2015 after becoming a major shareholder in 2013 and was appointed Vice Executive Chairman in August 2015. The Board is enormously grateful to Peter for all his hard work, energy, and expertise over the last few years. He has made a significant contribution in securing Immuron’s long term future and leaves the Company in a substantially significantly stronger position than when he joined the Board.

As we have already reported to our shareholders, the sales of Travelan remain severely impaired due to COVID-19 restrictions and the associated reduction in long-haul travel, in particular to Asian destinations. The sales of Travelan are likely to remain suppressed until the impact of COVID-19 on travel restrictions and lockdowns by government bodies are reduced. The company is pleased to report albeit a small uplift of sales in the United States as domestic and international travel resumes on the back of over 380 million total vaccine doses administered in the country to date. Despite the impact of the COVID-19 pandemic, we remain fully engaged in developing our proprietary antibody technology further for specialized indications. The US Department of Defence (US DoD), Naval Medical Research Centre (NMRC) projects on Campylobacter and E-Coli, aimed at benefiting US military personnel based in countries with endemic levels of gastrointestinal disease are progressing well. The company initiated the second vaccination campaign in March 2021 and utilized the bispecific vaccine developed by the NMRC. The second vaccination campaign was successfully completed in May 2021 and the hyper-immune colostrum was harvested in July 2021. Serum and colostrum samples were shipped to the NMRC for immunological evaluation. The NMRC have confirmed that the new hyper-immune therapeutic preparations contain high levels of antibodies which specifically target structural regions of Campylobacter jejuni capsule as well as Enterotoxigenic Escherichia coli (ETEC) colonization factor antigen 1 (CFA/1). These are key antigenic targets predicted to be protective against diarrhea induced by both pathogens. The NMRC plans to file an Investigational New Drug (IND) application with the US Food and Drug Administration (FDA) to initiate two planned clinical development programs in placebo-controlled trials in human subjects.

Executive management has also been actively engaged in several strategic planning meetings with our US DoD associates to advance the development of Travelan with the FDA and the investigational new drug (IND) application in Travelers Diarrhea. The proposed company sponsored phase III clinical trial protocol has been reviewed and the key questions identified by the FDA clinical reviewers have been addressed. The meetings also focused on funding opportunities available to support the Biologics License Application (BLA) and the associated approval process, as well as to provide some additional insights on the processes the company would need to navigate to advance Travelan with FDA licensure and DoD acquisition. The company also received a purchase order and in May 2021 supplied Travelan® drug substance to support the Uniformed Services University (USU) planned clinical trial program to evaluate the efficacy of Travelan® and two other non-antibiotic OTC products in Travelers’ Diarrhea.

The company has continued its clinical development effort to focus resources on IMM-529 to treat Clostridiodes difficle Infections (CDI) in patients subject to recurrent disease and has established an expert Medical Advisor Committee to review the clinical development plans and establish a clinical protocol for IMM-529 in recurrent CDI.

During this year Immuron has also expanded its COVID-19 research program to try and identify the SARS-CoV-2 inhibitory molecules in IMM-124E. Work completed to date has identified several Ig-like protein sequences as major components that appear to be enriched in the colostrum samples which were not present in the milk powder control samples.

Earlier this year, Immuron identified a transformational COVID-19 asset, for which it entered a binding contract to acquire. The company’s securities were placed in suspension by the Australian Securities Exchange (ASX) until the company met the requirements set out by the Exchange. Unfortunately, after filing an ASX In-Principal Advice Application and subsequent lengthy discussions and exchanges with the ASX, Immuron was unable to satisfy the ASX that the combined group, following the proposed acquisition, would meet the requirements of the Listing Rules. Ultimately the ASX has an absolute discretion whether to approve such a major acquisition. Immuron is now unable to satisfy the pre-conditions for this proposed acquisition due to the expiration of the existing contractual timetable and will not proceed with the proposed acquisition in its present form.

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Immuron Limited

Chairman’s letter

(continued)

Immuron’s financial position remains strong with $25 million in the bank as of 30 June 2021.

On behalf of the Board, I would like to thank our Chief Executive Officer, Dr Jerry Kanellos, and my fellow Board members. They have worked tirelessly in recent months to protect Immuron’s position in a threatening health and economic climate and maintained the development of our pipeline.

Dr Roger Aston
Independent Non-Executive Chairman

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Immuron Limited

Review of operations and activities

Key highlights

●	Immuron Director Resignation.

●	Major M&A target identified.

●	U.S. Department of Defense Naval Medical Research Center Campylobacter and ETEC project aimed at benefiting travelers and military personnel based in countries with endemic diseases.

●	Placebo Drug Product fill and finish completed.

●	Second Immunization campaign and colostrum harvest completed.

●	NMRC Reports Positive Immunological Responses to Vaccines.

●	Manufacture of drug substance targeting Campylobacter and ETEC completed and QA released.

●	NMRC plans to file an IND application with the FDA to initiate the clinical development program and the efficacy of the new therapeutic will be evaluated in two human placebo controlled clinical trials.

●	Immuron’s Hyper-immune Bovine Colostrum used to manufacture Travelan® and Protectyn® demonstrates antiviral activity against the COVID-19 virus.

●	Travelers’ Diarrhea Market Update - Travelan® US registration strategy recommencement of CMC program.

●	Medical Advisor Committee Established for the clinical development of IMM-529 in Clostridial Infections.

Financial review

Immuron Limited has reported an accounting loss for the financial year ended 30 June 2021 of $8,384,465 (30 June 2020: $2,927,206) of which $3,458,306 related to non cash expense items comprising of $582,528 net foreign exchange (losses)/gains, $759,765 net impairment (losses) relating to inventory and $2,116,013 in share-based payment expenses. The group’s net assets increased to $25,895,057 compared with $5,643,913 at 30 June 2020, including cash reserves of $25,047,281 (30 June 2020: $3,250,468).

Immuron Director Resignation

The company announced to the market on 24 September 2021 that Mr. Peter Anastasiou had resigned from the Board of Immuron. Mr Anastasiou joined the Board in May 2015 after becoming a major shareholder in 2013 and was appointed Vice Executive Chairman in August 2015.

Major M&A Target Identified

In May 2021 the company identified a major potential acquisition target and executed a legally binding Term Sheet to exclusively negotiate the sale and purchase of all issued shares in the proposed target. The securities of Immuron Limited were placed in trading halt at the request of the company on the 27 May 2021 and were suspended from quotation on the 31 May 2021 under ASX listing 17.2 to allow the company to complete the due diligence process and allow the ASX time to consider a submission prepared by the company in relation to ASX Listing rule 11.1 and 11.2 and Guidance Note 12. Further to our market announcements of 8 June 2021 and 7 July 2021, while Immuron remained in suspension - it pursued ASX approval for the proposed purchase of a private biotechnology company with a phase III ready asset in clinical development to be used as a vaccine for COVID-19 and an extensive research & development project pipeline with multiple clinical assets. The Immuron Board of Directors considered that this acquisition opportunity would have added significant value to the Company and shareholders potentially delivering a much-needed Australian developed COVID-19 vaccine candidate for commercialization and would also significantly expand the company’s current research and development project portfolio. After filing an ASX In-Principal Advice Application and subsequent lengthy discussions and exchanges with the ASX Immuron is currently unable to satisfy the ASX that the combined group after the proposed acquisition would meet the requirements of the Listing Rules. Ultimately the ASX has an absolute discretion whether to approve such a major acquisition. Immuron is now unable to satisfy the pre-conditions for this proposed acquisition due to the expiration of the existing contractual timetable and will not proceed with the proposed acquisition in its present form.

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Immuron Limited

Review of operations and activities

(continued)

Naval Medical Research Center (NMRC) project to develop and clinically evaluate new therapeutic against Campylobacter and ETEC

The COVID-19 pandemic has disrupted clinical trials globally and following over a 12-month hiatus the NMRC has reported that most of the inpatient clinical trial sites in the USA are slowly coming off COVID-19 based restrictions and the Company looks forward to the recommencement of the planned NMRC clinical development programs. In July 2020, Immuron announced that the NMRC received written guidance from the U.S. Food and Drug administration (FDA) in relation to the clinical development pathway of a new investigational drug which the company is developing to treat moderate to severe campylobacteriosis and Enterotoxigenic Escherichia coli (ETEC) infections. The Type B meeting with the FDA discussed the Chemistry, Manufacturing and Controls including the proposed release testing specifications of the product as well as the planned clinical studies evaluating the safety and efficacy of the product. The NMRC has addressed the FDA questions posed in the briefing documentation and is in the process of finalizing the IND application.

The company initiated the second vaccination campaign in March 2021 and utilized the bispecific vaccine developed by the NMRC which is made up of the capsule of C. jejuni chemically conjugated to the CFA/I pilin of ETEC. The second vaccination campaign was successfully completed in May 2021 and each animal in the second herd received three doses of the vaccine. The hyper-immune colostrum was harvested in July 2021 and samples were shipped to the NMRC for immunological evaluation. The NMRC confirmed that the conjugated vaccine produced a robust immunological response and reported that the new Hyper-immune therapeutic contains high levels of antibodies which specifically target Campylobacter jejuni capsule and Enterotoxigenic Escherichia coli (ETEC) colonization factor antigen 1 (CFA/1). These are key antigenic targets predicted to be protective against diarrhea induced by both pathogens.

The manufacturing campaign for the drug substance was completed in August 2021 and the company plans to complete the manufacture of active drug product in October 2021. Once completed the investigational medical products will be transferred to the Johns Hopkins Bloomberg School of Public Health (JHBSPH) in the USA the clinical trial site which will be conducting the two planned Controlled Human Infection Model clinical studies. Work on the Investigational New Drug (IND) application and the clinical protocols for evaluating the safety and efficacy of the product in moderate to severe campylobacteriosis and Enterotoxigenic Escherichia coli (ETEC) infections continues. The NMRC now plans to file the IND application with the U.S. Food and Drug administration (FDA) by the end of 2021 or early 2022. The ability of the new hyperimmune product to protect volunteers from moderate to severe campylobacteriosis and ETEC disease will be assessed during two inpatient clinical trials the first of which is scheduled to commence in the first half of 2022.

Immuron’s Hyper-immune Bovine Colostrum used to manufacture Travelan® and Protectyn® demonstrates antiviral activity against the COVID-19 virus

The company announced to the market in July 2020 that the hype-Immune bovine colostrum used to manufacture the company’s flag ship commercially available and over-the-counter gastrointestinal and digestive health immune supplements Travelan® and Protectyn® demonstrated neutralizing activity against the severe acute respiratory syndrome coronavirus-2 (SARS-CoV-2), the virus that causes COVID-19. The in-vitro assessment of the neutralization of SARS-CoV-2 was performed on four production lots of product used to manufacture Travelan® and Protectyn® using the SARS-CoV-2 hCoV-19/Australia/VIC01/2020 virus obtained from Melbourne’s Peter Doherty Institute for Infection and Immunity.

In May 2021, the company reported that Monash University Research Scientists at the Biomedicine Discovery Institute had completed the developed of two new immunologically based assays utilizing two recombinant reagents, the SARS-CoV-2 Spike protein and a receptor binding domain protein obtained from Melbourne’s Peter Doherty Institute for Infection and Immunity. The studies completed by Monash suggested that the SARS-CoV-2 inhibitory activity in the hyper-Immune colostrum used to manufacture Travelan® and Protectyn® is novel and does not bind to the spike protein or the receptor binding domain that the virus uses to dock to the cells it infects.

The research team has completed the purification of the major immune components (IgA and IgG) from the hype-Immune bovine colostrum.

CSIRO Biomedical Manufacturing has also completed additional characterization work performed on the hype-Immune bovine colostrum which demonstrated neutralizing activity against the severe acute respiratory syndrome coronavirus-2 (SARS-CoV-2). The work focused on peptide sequencing by liquid chromatography tandem-mass spectrometry (LC-MS/MS) and identified several Ig-like proteins as major components that appear to be enriched in bovine colostrum samples compared to Control Milk Powder. The LC-MSMS analysis is very sensitive and detected a total of 375 proteins across all samples tested. Work continues with the data analysis to identify other key proteins unique to the colostrum samples that are not present in the milk powder controls. Once completed the neutralizing activity of the various immune components will be tested against the severe acute respiratory syndrome coronavirus-2 (SARS-CoV-2).

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Review of operations and activities

(continued)

FDA registration for clinical development of IMM-124E/Travelan® targeting travelers’ diarrhea

Several meetings have been held this year with our US Department of Defense (US DoD) associates to review the proposed company sponsored phase III clinical trial protocol, address key questions identified by the FDA clinical reviewers and to identify potential endemic countries and clinical sites of interest to the US DoD. During these meetings the company was invited to present its strategic plan for the Biologics License Application (BLA), to the Military Infectious Diseases Research Program (MIDRP). MIDRP manages research and development programs for the US DoD and its mission is to protect the U.S. military against naturally occurring infectious diseases via the development of U.S. Food and Drug Administration (FDA) approved vaccines, drugs, and diagnostic assays. The meeting also focused on funding opportunities available to support the BLA and the associated approval process, as well as to provide some additional insights on the processes the company would need to navigate to advance Travelan with FDA licensure and DoD acquisition.

The company prepared and submitted a White Paper at the end of March 2021 entitled “Biologics License Application (BLA) of a therapeutic Bovine Immunoglobulin supplement targeting Travelers’ Diarrhea caused by Enterotoxigenic Escherichia Coli (ETEC)”. The White Paper was prepared in response to a Request for Project Proposal by the Medical Technology Enterprise Consortium (MTEC). MTEC, in partnership with the Department of Defense and private support, is working to prevent injuries and accelerate the development of revolutionary medical solutions. The White Paper was prepared and submitted pursuant to the RPP

MTEC-21-05-Cross-cutting:

●	Focus Area - Enterotoxigenic Escherichia Coli (ETEC) Disease Research

●	Area of Interest - Biologics License Application (BLA) of a Bovine Immunoglobulin supplement that targets Travelers’ Diarrhea caused by Enterotoxigenic Escherichia Coli (ETEC)

The proposed development program is based on the past commercial and clinical trial experience with Travelan®. Two company sponsored clinical studies have demonstrated that Travelan® conferred 84% to over 90% protective efficacy against moderate to severe diarrhea upon challenge with ETEC in comparison to a placebo. These clinical studies were performed using two different doses of Travelan® (200 mg and 400 mg), administered 3 times a day. Ongoing discussions with Army and Navy leadership have highlighted that such a regimen is cumbersome for military personnel deployed in austere environments and military field studies have shown that compliance is low with products dosed more than once per day. The rationale behind the company’s proposal is to leverage the current BLA program to obtain US Government funding to test the efficacy of one large daily dose regimen of Travelan® in a controlled human infection model (CHIM) clinical study using the ETEC strain H10407. This dose regime is potentially more amenable for use in military populations. Results of the proposed clinical study will inform dosing in the planned pivotal Phase 3 studies for BLA licensure.

The company’s presentation was held on the 25 May 2021 and was well attended by the US Government sponsors. The Government reviewers were very much engaged and interested in the technology and the proposal. Advanced Technology International (ATI), the MTEC Consortium Management Firm formally notified the Company on the 25 June 2021 that our proposal was considered eligible for award and requested Immuron to submit a full proposal for consideration which was prepared and submitted to the MTEC Contracts team on the 13 July 2021. The company received formal notification confirming that the US Government sponsors had completed the evaluation of our proposal and intends to select it for award subject to funding availability.

Uniformed Services University Phase II P4TD Field Trial targeting travelers’ diarrhea

The company received a purchase order and in May 2021 supplied Travelan® drug substance to support the Uniformed Services University (USU) planned clinical trial program to evaluate the efficacy of Travelan® and two other non-antibiotic OTC products in Travelers’ Diarrhea. USU’s Infectious Diseases Clinical Research Program (IDCRP), the UK Ministry of Defense and the New York City Travel Clinic are jointly planning to conduct a randomized clinical trial to evaluate the efficacy of three nutraceutical products for TD and inform strategies for Defense Force Health Protection. The P4TD study is a randomized, double-blind, placebo controlled multicenter clinical trial designed to evaluate the effectiveness of 3 commercially available nutraceuticals: A prebiotic (Bimuno®), a probiotic (Florastor®) and IMM-124E (Travelan®) passive immunoprophylaxis verses a placebo, for prophylaxis during deployment or travel to a high-TD risk region.

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Review of operations and activities

(continued)

All study participants (1336 in total) will be randomized to one of the three active products or placebo (334 per arm).

IMM-529 trial in patients with Clostridiodes difficile infection (CDI)

The company has completed the assessment of the acceptability of the orphan drug designation (ODD) application for IMM-529. Based on the literature related to Clostridiodes difficile, treatment of recurring infection, and the information available on the center for disease control (CDC) and prevention site, our regulatory consultants have concluded that it would be challenging to secure an ODD designation for IMM-529 based on the available data.

The company has also established a Medical Advisor Committee to review the clinical development plans and establish a clinical protocol for IMM-529 in recurrent Clostridiodes difficle Infections (CDI). Members include Professor Teena Chopra, Professor of Medicine Wayne State University School of Medicine, Detroit Michigan. Professor Chopra is an Infectious Disease Epidemiologist with a specific interest in CDI. Professor Paul Feuerstadt assistant Clinical Professor of Medicine, Yale University School of Medicine and Professor Sahil Khanna, Professor of Medicine at the Mayo Clinic. The committee members have an in depth understanding on CDI and currently treat a large number of patients with recurring CDI.

COVID-19 pandemic continues to impact travel in all Travelan® territories

The COVID-19 pandemic has significantly disrupted international travel throughout the world and continues to impact every Travelan® market. The International Air Transport Association has reported that the recovery in traffic will be very slow and probably will not return to pre-COVID-19 levels until 2024. The recovery in short-haul travel is expected to happen faster than for long haul travel which also may require a vaccination certificate for anyone planning to Travel. The company is pleased to report a small uplift of sales currently being observed in the USA as travel restrictions nationally and internationally increase.

American depository shares (ADS) capital raise completed

In July 2020, the company successfully completed a US$20 million register direct offering of American Depository Shares (ADS). Immuron issued 1,066,668 ADSs, equivalent to 42,666,720 fully paid ordinary shares at a purchase price of US$18.75 per ADS (equivalent to US$0.469 per share) for gross proceeds of ~US$20 million. Each ADS represents forty (40) of the company’s ordinary shares. The proceeds will go towards the pre-clinical and clinical development of our therapeutic drug candidates, as well as for working capital. H.C. Wainwright and Co. acted as the exclusive placement agent for the offering.

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Directors’ report

30 June 2021

(continued)

Your directors present their report on the consolidated entity consisting of Immuron Limited and the entities it controlled at the end of, or during, the year ended 30 June 2021. Throughout the report, the consolidated entity is referred to as the group.

Directors and company secretary

The following persons held office as directors of Immuron Limited during the whole of the financial year and up to the date of this report, except where otherwise stated:

Dr Roger Aston, Independent Non-Executive Chairman

Mr Peter Anastasiou, Executive Vice Chairman (resigned 24 September 2021)

Mr Daniel Pollock, Independent Non-Executive Director

Mr Stephen Anastasiou, Independent Non-Executive Director

Prof. Ravi Savarirayan, Independent Non-Executive Director

The following persons held office as company secretary of Immuron Limited during the whole of the financial year and up to the date of this report, except where otherwise stated:

Mr Phillip Hains

Principal activities

We are a commercial and clinical-stage biopharmaceutical company with a proprietary technology platform focused on the development and commercialization of a novel class of specifically targeted polyclonal antibodies in the treatment of diseases with associated with the gastrointestinal tract. We believe that we can address this significant unmet medical need. Our oral polyclonal antibodies are orally active and offer localized delivery within the gastrointestinal (“GI”) tract. We currently market our flagship commercial products Travelan® and Protectyn® in Australia, both products are listed medicines on the Australian Register for Therapeutic Goods. Travelan® is an over-the-counter product indicated to reduce the risk of travelers’ diarrhea and is sold in pharmacies throughout Australia. Protectyn® is currently sold online and in health practitioner clinics and is marketed as an immune supplement to help maintain a healthy digestive function and liver. We also market Travelan® in Canada where it is licensed as a natural health product indicated to reduce the risk of travelers’ diarrhea, and presently market Travelan® in the U.S. as a dietary supplement for digestive tract protection.

We believe that our lead drug candidates, currently in clinical development have the potential to transform the existing treatment paradigms for moderate to severe campylobacteriosis, Enterotoxigenic Escherichia coli (ETEC) infections, travelers’ diarrhea and for Clostridiodes difficile infections.

Dividends - Immuron Limited

No dividends were declared or paid to members for the year ended 30 June 2021 (2020: nil). The directors do not recommend that a dividend be paid in respect of the financial year.

Review of operations

Information on the operations and financial position of the group and its business strategies and prospects is set out in the review of operations and activities on page 6 of this annual report.

Significant changes in the state of affairs

Other than the information disclosed in the review of operations and activities on pages 7 to 10, there are no significant changes in the state of affairs that the group has not disclosed.

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Directors’ report

30 June 2021

(continued)

Events occurring after the reporting period

In May 2021, Immuron identified a transformational COVID-19 asset, for which it entered a binding contract to acquire. The company’s securities were placed in suspension by the Australian Securities Exchange (ASX) until the company met the requirements set out by the Exchange. Unfortunately, after filing an ASX In-Principal Advice Application and subsequent lengthy discussions and exchanges with the ASX, Immuron was unable to satisfy the ASX that the combined group, following the proposed acquisition, would meet the requirements of the Listing Rules. Ultimately the ASX has an absolute discretion whether to approve such a major acquisition. Immuron is now unable to satisfy the pre-conditions for this proposed acquisition due to the expiration of the existing contractual timetable and will not proceed with the proposed acquisition in its present form.

On 23 September 2021, as a result of the company not proceeding with the major transaction the ASX has lifted the suspension and the company’s securities have now re-commenced trading on the ASX and NASDAQ official list.

On 24 September 2021, Mr Peter Anastasiou resigned as a director of the company.

No other matter or circumstance has occurred subsequent to year end that has significantly affected, or may significantly affect, the operations of the group, the results of those operations or the state of affairs of the group or economic entity in subsequent financial years.

COVID-19

Judgement has been exercised in considering the impacts that the Coronavirus (COVID-19) pandemic has had, or may have, on the group based on known information. This consideration extends to the nature of the products and services offered, customers, supply chain, staffing and geographic regions in which the group operates. Sales of Travelan have significantly dropped from March 2020 and as at reporting date it is unknown the prolonged effect that COVID-19 will continue to have on sales.

Likely developments and expected results of operations

The group aims to create value for shareholders through a two-pronged approach. In the short- and medium-term, Immuron Limited sells and licenses Travelan and Protectyn, over-the-counter products. Beyond this, the group is researching and clinically developing products, principally for the treatment of moderate to severe campylobacteriosis, travelers’ diarrhea and Clostridium difficile infections.

More information on these developments is included in the review of operations and activities on page 6 of this annual report.

Environmental regulation

The group is not affected by any significant environmental regulation in respect of its operations.

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Directors’ report

30 June 2021

(continued)

Information on directors

The following information is current as at the date of this report.

Dr Roger Aston Independent Non-Executive Chairman
Experience and expertise

Dr Aston holds a BSc (Hons) and PhD. He has more than 20 years’ experience in the pharmaceutical and biotechnology industries. Dr Aston was previously the chief executive officer and a director of Mayne Pharma Group Limited (ASX: MYX).

Prior to his position at Mayne Pharma, some of his previous positions have included chief executive officer of Peptech Limited (ASX: PTD), director of Cambridge Antibody Technology Limited (LSE: CAT and NASDAQ: CATG) and chairman of Bio Focus Plc (formerly: Cambridge Drug Discovery Limited).

Dr Aston was also founder and chief executive officer of Biokine Technology Ltd (UK) prior to its acquisition by the Peptech Group. Dr Aston was also a director of pSivida Ltd. During the past 20 years of his career, Dr Aston has been closely involved in the development of many successful pharmaceutical and biotechnology companies.

He has extensive experience including negotiating global licence agreements, overseeing product registration activities with the FDA, the establishment and implementation of guidelines and operating procedures for manufacturing and clinical trials, overseeing manufacturing of human and veterinary products, private and public fund raising activities and the introduction of corporate governance procedures.

Date of appointment	20 March 2012
Other current directorships	Oncosil Limited (ASX: OSL), since 28 March 2013 Pharmaust Limited (ASX: PAA), since 12 August 2013 Resapp Health Limited (ASX: RAP), since 2 July 2015
Former directorships in last 3 years	Regeneus Limited (ASX: RGS), until 29 April 2019
Special responsibilities	Member of the audit and risk committee Chair of the remuneration committee

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Directors’ report

30 June 2021

(continued)

Information on directors (continued)

Mr Peter Anastasiou Executive Vice Chairman (resigned 24 September 2021)
Experience and expertise

Mr Anastasiou holds a B.Psych and is a serial entrepreneur and investor with extensive experience in business in Australia and internationally. Over the past 25 years, he has been credited with rebuilding a number of companies through the implementation of various corporate restructurings, acquisitions and solid financial management practices, with his most recent success being managing the restructuring of SABCO to ensure the future of this 100-year-old iconic Australian company.

Mr Anastasiou’s involvement with Immuron commenced in May 2013 following his substantial underwriting support of the group’s renounceable rights issue, which was surpassed by his further funding support of the $9.66 million (before costs) capital raising in February 2014 resulting in an ownership of approximately 15 percent of the company via his associated investment funds.

Mr Anastasiou was the founding chairman of the ACSI Group of Companies, which has owned and managed successful consumer companies such as SABCO, Britex Carpet Care, Rug Doctor and Crystal Clear.

Mr Anastasiou also has a number of philanthropic interests including being a patron of the Identity Theatre for men, a prior board member and supporter of the Indigenous Eye Health Unit at Melbourne University, a supporter of the John Fawcett Foundation in Bali, and a founding investor and director of Melbourne Victory Football Club.

Date of appointment	21 May 2015
Other current directorships	None
Former directorships in last 3 years	None
Special responsibilities	None

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Directors’ report

30 June 2021

(continued)

Information on directors (continued)

Mr Daniel Pollock Independent Non-Executive Director
Experience and expertise

Mr Pollock holds a Bachelor of Laws and Diploma in Professional Legal Practice and is a lawyer admitted in both Scotland and Australia and holding practising certificates in both jurisdictions. He is a sole practitioner in his own legal firm based in Melbourne which operates internationally and specialises in commercial law. Further, he is executive director and co-owner of Great Accommodation Pty Ltd, a property management business operating in Victoria.

Mr Pollock has had historical involvement as a seed investor and board member of a number of small unlisted companies. The most recent of these was an e-pharmacy company where he was heavily involved in its commercial growth and ultimate sale to a large listed health services company.

Date of appointment	11 October 2012
Other current directorships	None
Former directorships in last 3 years	None
Special responsibilities	Chair of the audit and risk committee Member of the remuneration committee

Mr Stephen Anastasiou Independent Non-Executive Director
Experience and expertise

Mr Anastasiou holds a Bachelor of Science (Hons), Graduate Diploma in Marketing and Master of Business Administration. He has over 20 years’ experience in general management, marketing and strategic planning within the healthcare industry.

His breadth of experience incorporates medical diagnostics, pharmaceuticals, hospital, dental and over-the-counter products, with companies including the international pharmaceutical company Bristol-Myers Squibb (NYSE: BMY).

While working with KPMG Peat Marwick as a management consultant, Mr Anastasiou has previously led project teams in a diverse range of market development and strategic planning projects in both the public and private sector. He is also a director and shareholder of a number of unlisted private companies, covering a variety of industry sectors that include healthcare and funds management.

Mr Anastasiou’s companies have participated in several corporate transactions involving business units and brands of multinational and Australian companies.

Date of appointment	28 May 2013
Other current directorships	None
Former directorships in last 3 years	None
Special responsibilities	None

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Directors’ report

30 June 2021

(continued)

Information on directors (continued)

Prof. Ravi Savarirayan Independent Non-Executive Director
Experience and expertise

Prof. Savarirayan holds a Doctor of Medicine from the University of Melbourne, a Bachelor of Medicine and Bachelor of Surgery from the University of Adelaide, is a Fellow of the Royal Australasian College of Physicians (FRACP) and is an honorary associate of the Royal College of Pathogists of Australasia (ARCPA). He has been a consultant clinical geneticist at the Victorian Clinical Genetics Services since August 1999, as well as professor and research group leader of skeletal biology and disease at the Murdoch Children’s Research Institute since September 2000.

Prof. Savarirayan is a founding member of the Skeletal Dysplasia Management Consortium since January 2011 and has been the chair of the specialist advisory committee in clinical genetics at the Royal Australasian College of Physicians since February 2009. He was president of the International Skeletal Dysplasia Society from July 2009 to June 2011 and has been an invited member of several international working committees on constitutional diseases of bone. Prof. Savarirayan’s primary research focus is on inherited disorders of the skeleton causing short stature, arthritis and osteoporosis and he leads numerous clinical therapy trials for these conditions. He has published over 180 peer-reviewed articles, collaborating with peers from over 30 countries. He has been on the editorial board of Human Mutation since January 2009, European Journal of Human Genetics since July 2007, American Journal of Medical Genetics since December 2011 and the Journal of Medical Genetics since June 2005. He was recently named one of the “Brilliant Minds” of the Murdoch Children’s Research Institute over the past 30 years.

Date of appointment	7 April 2017
Other current directorships	None
Former directorships in last 3 years	None
Special responsibilities	None

Company secretary

The company secretary is Mr Phillip Hains, appointed to the position on 19 April 2013. Mr Hains is a Chartered Accountant operating a specialist public practice, ‘The CFO Solution’. The CFO Solution focuses on providing back office support, financial reporting and compliance systems for listed public companies. A specialist in the public company environment, Mr Hains has served the needs of a number of company boards and their related committees. He has over 30 years’ experience in providing businesses with accounting, administration, compliance and general management services. He holds a Master of Business Administration from RMIT University and a Public Practice Certificate from the Chartered Accountants Australia and New Zealand.

Immuron Limited	17

Immuron Limited

Directors’ report

30 June 2021

(continued)

Meetings of directors

The numbers of meetings of the company's board of directors and of each board committee held during the year ended 30 June 2021, and the numbers of meetings attended by each director were:

	Full meetings of		Meetings of committees
	Directors		Audit		Remuneration
	A	B	A	B	A	B
Dr Roger Aston	9	9	2	2	1	1
Mr Peter Anastasiou[1]	8	9	-	-	1	1
Mr Daniel Pollock	9	9	2	2	1	1
Mr Stephen Anastasiou	9	9	-	-	1	1
Prof. Ravi Savarirayan	9	9	-	-	1	1

1. Mr Peter Anastasiou resigned on 24 September 2021.

A =	Number of meetings attended

B =	Number of meetings held during the time the director held office or was a member of the committee during the year

Immuron Limited	18

Immuron Limited
Directors’ report
30 June 2021
(continued)

Remuneration report (audited)

The directors present the Immuron Limited 2021 remuneration report, outlining key aspects of our remuneration policy and framework, and remuneration awarded this year.

The report is structured as follows:

(a)	Key management personnel (KMP) covered in this report

(b)	Remuneration policy and link to performance

(c)	Elements of remuneration

(d)	Link between remuneration and performance

(e)	Remuneration expenses

(f)	Contractual arrangements with executive KMPs

(g)	Additional statutory information

(a)	Key management personnel covered in this report

Non-executive and executive directors (see pages 14 to 17 for details about each director)

Dr Roger Aston, Independent Non-Executive Chairman

Mr Peter Anastasiou, Executive Vice Chairman (resigned 24 September 2021)

Mr Daniel Pollock, Independent Non-Executive Director

Mr Stephen Anastasiou, Independent Non-Executive Director

Prof. Ravi Savarirayan, Independent Non-Executive Director

Other key management personnel

Dr Jerry Kanellos, Chief Operating Officer and Chief Executive Officer

(b)	Remuneration policy and link to performance

Our remuneration committee is made up of independent non-executive directors. The committee reviews and determines our remuneration policy and structure annually to ensure it remains aligned to business needs, and meets our remuneration principles. In particular, the board aims to ensure that remuneration practices are:

●	competitive and reasonable, enabling the company to attract and retain key talent

●	aligned to the company’s strategic and business objectives and the creation of shareholder value

●	transparent and easily understood, and

●	acceptable to shareholders.

Element	Purpose	Performance metrics	Potential value
Fixed remuneration (FR)	Provide competitive market salary including superannuation and non-monetary benefits	Nil	Positioned at the market rate
STI	Reward for in-year performance and retention	Company and individual performance goals	The STI can be paid either by cash, or a combination of cash and the issue of equity in the company, at the determination of the board and remuneration committee.
LTI	Alignment to long-term shareholder value	Share price, capital raised, company and individual performance goals	The board at its discretion determines the total number of options granted to each executive.

Immuron Limited	19

Immuron Limited
Directors’ report
30 June 2021
(continued)

Remuneration report (audited) (continued)

(b)	Remuneration policy and link to performance (continued)

Assessing performance

The remuneration committee is responsible for assessing performance against KPIs and determining the STI and LTI to be paid. To assist in this assessment, the committee receives data from independently run surveys.

Performance is monitored on an informal basis throughout the year and a formal evaluation is performed annually.

Securities trading policy

Immuron Limited’s securities trading policy applies to all directors and executives, see www.immuron.com.au/corporate-directory-and-governance/. It only permits the purchase or sale of company securities during certain periods.

(c)	Elements of remuneration

(i)	Fixed annual remuneration (FR)

Key management personnel may receive their fixed remuneration as cash, or cash with non-monetary benefits such as health insurance and car allowances. FR is reviewed annually, or on promotion. It is benchmarked against market data for comparable roles in companies in a similar industry and with similar market capitalisation. The committee aims to position executives at or near the median, with flexibility to take into account capability, experience, value to the organisation and performance of the individual.

(ii)	Short-term incentives

All executives are entitled to participate in a short-term incentive scheme which provides for executive employees to receive a combination of short-term incentive (STI) as part of their total remuneration if they achieve certain performance indicators as set by the board. The STI can be paid either by cash, or a combination of cash and the issue of equity in the company, at the determination of the remuneration committee and board.

(iii)	Long-term incentives

Executives may also be provided with longer-term incentives through the company’s ‘executive share option plan’ (ESOP), that was approved by shareholders at the annual general meeting held on 29 October 2020. The aim of the ESOP is to allow executives to participate in, and benefit from, the growth of the company as a result of their efforts and to assist in motivating and retaining those key employees over the long-term. Vested options have a condition of continued service with the company. The board at its discretion determines the total number of options granted to each executive.

Immuron Limited	20

Immuron Limited
Directors’ report
30 June 2021
(continued)

Remuneration report (audited) (continued)

(d)	Link between remuneration and performance

Statutory performance indicators

We aim to align our executive remuneration to our strategic and business objectives and the creation of shareholder wealth. The table below shows measures of the group’s financial performance over the last five years as required by the Corporations Act 2001. However, these are not necessarily consistent with the measures used in determining the variable amounts of remuneration to be awarded to KMPs. As a consequence, there may not always be a direct correlation between the statutory key performance measures and the variable remuneration awarded.

	2021	2020	2019	2018	2017

Loss for the year attributable to owners ($)	8,384,465	2,927,206	4,656,421	3,010,929	6,804,154
Basic loss per share (cents)	3.79	1.66	3.22	2.25	6.40
Share price at year end ($)	0.16	0.26	0.12	0.34	0.27

The company’s earnings have remained negative since inception due to the nature of the business. Shareholder wealth reflects this speculative and volatile market sector. No dividends have ever been declared by Immuron Limited. The company continues to focus on the research and development of its intellectual property portfolio with the objective of achieving key development and commercial milestones in order to add further shareholder value.

(e)	Remuneration expenses

The following tables show details of the remuneration expense recognised for the group’s key management personnel for the current and previous financial year measured in accordance with the requirements of the accounting standards.

Immuron Limited	21

Immuron Limited
Directors’ report
30 June 2021
(continued)

Remuneration report (audited) (continued)

(e)	Remuneration expenses (continued)

The following table shows details of remuneration expenses of each director or other key management personnel recognised for the year ended 30 June 2021.

2021					Long-
				Post	term
	Short-term benefits			employment	benefits			Share-
	Cash			benefits	Long			based
	salary	Cash	Annual	Super-	service			payments
	and fees	bonus	leave	annuation	leave	Other*	Shares[1]	Options[2]	Total
	$	$	$	$	$	$	$	$	$
Non-executive directors
Dr Roger Aston[3]	35,000	-	-	3,325	-	178,500	37,837	394,020	648,682
Mr Daniel Pollock[4]	30,000	-	-	2,850	-	178,500	33,075	394,020	638,445
Mr Stephen Anastasiou[5]	25,000	-	-	-	-	178,500	25,000	394,020	622,520
Prof. Ravi Savarirayan[6]	25,002	-	-	-	-	178,500	25,000	394,020	622,522
Executive directors
Mr Peter Anastasiou[7]	25,000	-	-	-	-	857,138	25,000	394,020	1,301,158
Other KMP
Dr Jerry Kanellos	260,000	50,000	32,609	21,694	8,220		-		372,523
Total KMP compensation	400,002	50,000	32,609	27,869	8,220	1,571,138	145,912	1,970,100	4,205,850

Notes

1.	Due to the ongoing crisis of COVID-19, the groups directors decided to forgo cash payments of their director fees from 1 April 2020 to 31 December 2020 and instead receive shares of that value. At 30 June 2020, no shares have been issued to directors however the expense of the shares owed to them is $73,088. As at 30 June 2021, the expenses of have been reclassified from reserves to share capital and 2,737,500 shares with a total value of $219,000 have been issued to directors given the shareholders’ approval at the AGM held on 29 October 2020.

2.	Given the shareholders’ approval at the AGM held on 29 October 2020, a total of 9,000,000 ESOP Options were issued to directors on 13 November 2020 and valued at $1,970,100 in total using the Black-Scholes option pricing model.

Notes to Other*

3.	Dr Roger Aston received $178,500 of consulting services in relation to research and development portfolio and clinical review.

4.	Mr Daniel Pollock received $178,500 of consulting services in relation to contracts and legal activities.

5.	Mr Stephen Anastasiou received $178,500 of consulting services in relation to strategic marketing consultancy and monitoring, strategic market analysis, planning and trend monitoring.

6.	Prof. Ravi Savarirayan received $178,500 of consulting services in relation to scientific strategy and evaluation of current and future medical/scientific projects, patent lodging, and day to day operational management inputs/activities.

7.	Mr Peter Anastasiou resigned on 24 September 2021. During FY 2021, he received $857,138 of consulting fees for the development of the IMM-124E cover antibody research and patents, fees and bonuses for initiation, management of capital raise.

Immuron Limited	22

Immuron Limited
Directors’ report
30 June 2021
(continued)

Remuneration report (audited) (continued)

(e)	Remuneration expenses (continued)

The following table shows details of remuneration expenses of each director or other key management personnel recognised for the year ended 30 June 2020.

2020				Long-
			Post-	term
	Short-term benefits		employment	benefits		Share-
	Cash		benefits	Long		based	Rights to
	salary	Annual	Super-	service		payments	deferred
	and fees	leave	annuation	leave	Shares[1]	Options	shares[1]	Total
	$	$	$	$	$	$	$	$
Non-executive directors
Dr Roger Aston	52,500	-	4,988	-	-	-	19,163	76,651
Mr Daniel Pollock	45,000	-	4,275	-	-	-	16,425	65,700
Mr Stephen Anastasiou	37,500	-	-	-	-	-	12,500	50,000
Prof. Ravi Savarirayan	37,503	-	-	-	-	-	12,500	50,003
Mr Richard Berman[2]	30,000	-	-	-	-	-	-	30,000

Executive directors
Mr Peter Anastasiou[3]	37,500	-	-	-	-	-	12,500	50,000
Dr Gary Jacob[4]	406,073	-	-	-	-	-	-	406,073

Other KMP
Dr Jerry Kanellos	210,000	10,978	19,950	3,610	-	-	-	244,538

Total KMP compensation	856,076	10,978	29,213	3,610	-	-	73,088	972,965

Notes

1.	Due to the ongoing crisis of COVID-19, the groups directors decided to forgo cash payments of their director fees and instead receive shares of that value. At 30 June 2020, no shares have been issued to directors however the expense of the shares owed to them is $73,088.

2.	Mr Richard Berman resigned on 17 October 2019.

3.	Mr Peter Anastasiou resigned on 24 September 2021.

4.	Dr Gary Jacob resigned on 25 March 2020.

●	Options granted to Dr Gary Jacob on 11 February 2019 and valued at $975,000 in the 30 June 2019 financials were subject to shareholder approval. In line with AASB 2, these were re-measured at grant date 6 November 2019 after being approved by shareholders with a value of $368,000, being a revaluation of $607,000. This revaluation has not been included in the above table.

(f)	Contractual arrangements with executive KMPs

Name:	Dr Jerry Kanellos
Position:	Chief Operating Officer and Chief Executive Officer
Contract duration:	Unspecified
Notice period:	30 days by either party
Fixed remuneration:	$260,000 per annum, plus statutory superannuation

Immuron Limited	23

Immuron Limited
Directors’ report
30 June 2021
(continued)

Remuneration report (audited) (continued)

(g)	Additional statutory information

(i)	Relative proportions of fixed vs variable remuneration expense

The following table shows the relative proportions of remuneration that are linked to performance and those that are fixed, based on the amounts disclosed as statutory remuneration expense on page 21 to 23 above:

Name	Fixed remuneration		At risk - STI		At risk - LTI
	2021%	2020%	2021%	2020%	2021%	2020%
Non-executive director
Dr Roger Aston	33	75	9	-	58	25
Mr Daniel Pollock	33	75	8	-	59	25
Mr Stephen Anastasiou	33	75	6	-	61	25
Prof. Ravi Savarirayan	33	75	6	-	61	25
Mr Richard Berman	-	100	-	-	-	-

Executive directors
Mr Peter Anastasiou	68	75	3	-	29	25
Dr Gary Jacob	-	100	-	-	-	-

Other KMP
Dr Jerry Kanellos	98	100	-	-	2	-

●	Mr Richard Berman resigned on 17 October 2019.

●	Dr Gary Jacob resigned on 25 March 2020.

●	Mr Peter Anastasiou resigned on 24 September 2021.

(ii)	Terms and conditions of the share-based payment arrangements

Options

The terms and conditions of each grant of options affecting remuneration in the current or a future reporting year are as follows:

Grant date	Vesting and exercise date	Expiry date	Exercise price ($)	Value per option at grant date ($)	Vested (%)
2018-07-13	2018-07-13	2021-07-01	0.50	0.1570	100%
2020-10-29	2020-11-13	2024-04-14	0.12	0.2189	100%

Immuron Limited	24

Immuron Limited
Directors’ report
30 June 2021
(continued)

Remuneration report (audited) (continued)

(g)	Additional statutory information (continued)

(iii)	Reconciliation of options and ordinary shares held by KMP

Option holdings

	Balance at start of the	Granted as		Other	Balance at end of the	Vested and
2021	year[1]	remuneration[2]	Exercised	changes[3]	year[4]	exercisable
Options
Dr Roger Aston	-	1,800,000	-	-	1,800,000	1,800,000
Mr Peter Anastasiou[5]	14,400	1,800,000	-	-	1,814,400	1,814,400
Mr Daniel Pollock	-	1,800,000	-	-	1,800,000	1,800,000
Mr Stephen Anastasiou	1,308,280	1,800,000	-	-	3,108,280	3,108,280
Prof. Ravi Savarirayan	-	1,800,000	(900,000)	-	900,000	900,000
Dr Jerry Kanellos	1,000,000	-	-	-	1,000,000	1,000,000
	2,322,680	9,000,000	(900,000)	-	10,422,680	10,422,680

Notes

1.	Balance may include shares held prior to individuals becoming KMP. For individuals who became KMP during the period, the balance is as at the date they became KMP.

In prior year, Dr Gary Jacob resigned on 25 March 2020 and Mr Richard Berman resigned on 17 October 2019. Their options were subsequently forfeited.

2.	No performance conditions were attached to the options granted and these vested on issue. This is in line with the aim of the ESOP plan to provide long-term incentives to remain with the company and long-term incentives to participate in, and benefit from the growth of the company. Vested options have a condition of continued service with the company.

3.	Other changes incorporates changes resulting from the expiration/forfeiture of options.

4.	For former KMP, the balance is as at the date they cease being KMP.

5.	Mr Peter Anastasiou resigned on 24 September 2021.

Immuron Limited	25

Immuron Limited
Directors’ report
30 June 2021
(continued)

Remuneration report (audited) (continued)

(g)	Additional statutory information (continued)

(iii)	Reconciliation of options and ordinary shares held by KMP (continued)

Share holdings

	Balance at the start of the	Granted as	Received on exercise of		Balance at the end of the
2021	year[1]	remuneration	options	Other changes[2]	year[3]
Ordinary shares
Dr Roger Aston	807,876	712,500	-	-	1,520,376
Mr Peter Anastasiou[4]	11,778,269	468,750	-	-	12,247,019
Mr Daniel Pollock	349,280	618,750	-	(200,000)	768,030
Mr Stephen Anastasiou	4,413,638	468,750	-	-	4,882,388
Prof. Ravi Savarirayan	-	468,750	409,090	-	877,840
Dr Jerry Kanellos	-	-	-	-
	17,349,063	2,737,500	409,090	(200,000)	20,295,653

Notes

1.	Balance may include shares held prior to individuals becoming KMP. For individuals who became KMP during the year, the balance is as at the date they became KMP.

2.	Other changes incorporates changes resulting from the acquisition or disposal of shares.

3.	For former KMP, the balance is as at the date they cease being KMP.

4.	Mr Peter Anastasiou resigned on 24 September 2021.

(iv)	Other transactions with key management personnel

Mr Peter and Mr Stephen Anastasiou are directors and majority shareholders of Wattle Laboratories Pty Ltd. Immuron Limited has rented an office suite from Wattle Laboratories Pty Ltd since 1 January 2016 under a three-year agreement, renewed for another three years on 1 January 2019. The rental agreement is based on normal commercial terms and conditions.

Mr Peter and Mr Stephen Anastasiou are directors and majority shareholders of Grandlodge Capital Pty Ltd (Grandlodge). Commencing 1 July 2020, Immuron Limited contracted Grandlodge on normal commercial terms and conditions to provide warehousing, distribution and invoicing services for Immuron Limited’s products for $70,000 per annum.

Immuron Limited	26

Immuron Limited
Directors’ report
30 June 2021
(continued)

Remuneration report (audited) (continued)

(g)	Additional statutory information (continued)

(iv)	Other transactions with key management personnel (continued)

Aggregate amounts of each of the above types of other transactions with key management personnel of Immuron Limited:

	2021	2020
	$	$
Amounts recognised as expense
Rental of an office suite from Wattle Laboratories Pty Ltd	40,607	41,369
Services rendered by Grandlodge Capital Pty Ltd	70,000	100,978
	110,607	142,347

(v)	Voting of shareholders at last year’s annual general meeting

Immuron Limited received more than 75 percent of favourable votes on its remuneration report for the 2020 financial year. The company did not receive any specific feedback at the 2020 annual general meeting or throughout the year on its remuneration practices.

[This concludes the remuneration report, which has been audited]

Shares under option

(a)	Unissued ordinary shares

Unissued ordinary shares of Immuron Limited under option at the date of this report are as follows:

Date options granted	Expiry date	Issue price of shares ($)		Number under option
2012-06-29	2021-11-30	1.944		14,493
2012-06-29	2022-01-17	1.876		29,668
2017-06-13 (warrants)	2022-06-13	USD	0.25	24,493,200
2018-03-15	2023-03-15	0.468		7,897,647
2017-06-09 (warrants)	2022-06-08	USD	0.3125	198,240
2018-03-15	2023-03-15	0.585		526,510
2019-05-23 (warrants)	2024-05-23	USD	0.125	173,600
2019-07-16 (warrants)	2024-07-16	USD	0.125	116,120
2018-07-13	2021-07-01	0.500		1,200,000
2020-10-29	2024-04-14	0.12		8,100,000
2020-07-24 (warrants) Total	2025-07-21	USD	0.5859	2,560,000
				45,309,478

Notes

●	Warrants are exercisable at US$10.00 per 40 options, i.e. US$0.25 per option.

No option holder has any right under the options to participate in any other share issue of the company or any other entity.

Immuron Limited	27

Immuron Limited
Directors’ report
30 June 2021
(continued)

Shares under option (continued)

(b)	Shares issued on the exercise of options

No ordinary shares of Immuron Limited were issued during the year ended 30 June 2021 on the exercise of options granted.

Insurance of officers and indemnities

(a)	Insurance of officers

During the financial year, Immuron Limited paid a premium of $229,940 to insure the directors and secretary of the company.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the group, and any other payments arising from liabilities incurred by the officers in connection with such proceedings. This does not include such liabilities that arise from conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the company. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

(b)	Indemnity of auditors

Immuron Limited has not, during or since the financial year, indemnified or agreed to indemnify the auditor of the company or any related entity against a liability incurred by the auditor. During the financial year, the company has not paid a premium in respect of a contract to insure the auditor of the company or any related entity.

Proceedings on behalf of the company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the company, or to intervene in any proceedings to which the company is a party, for the purpose of taking responsibility on behalf of the company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the company with leave of the Court under section 237 of the Corporations Act 2001.

Non-audit services

During the year ended 30 June 2021, the group did not engage the external auditor to provide non-audit services.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 29.

Rounding of amounts

The company is of a kind referred to in ASIC Legislative Instrument 2016/191, relating to the ‘rounding off’ of amounts in the directors’ report. Amounts in the directors’ report have been rounded off in accordance with the instrument to the nearest dollar.

This report is made in accordance with a resolution of directors.

Dr Roger Aston

Independent Non-Executive Chairman Melbourne

30 September 2021

Immuron Limited	28

Collins Square, Tower 5727 Collins Street
Melbourne Victoria 3008

Correspondence to:GPO Box 4736
Melbourne Victoria 3001

T +61 3 8320 2222
F +61 3 8320 2200
E info.vic@au.gt.com
W www.grantthornton.com.au

Auditor’s Independence Declaration

To the Directors of Immuron Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the audit of Immuron Limited for the year ended 30 June 2021, I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b	no contraventions of any applicable code of professional conduct in relation to the audit.

Grant Thornton Audit Pty Ltd
Chartered Accountants

M A Cunningham

Partner – Audit & Assurance

Melbourne, 30 September 2021

Grant Thornton Audit Pty Ltd ACN 130 913 594	www.grantthornton.com.au
a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

Immuron Limited	29

Immuron Limited	30

Immuron Limited
Corporate governance statement
30 June 2021
(continued)

Immuron Limited and the board are committed to achieving and demonstrating the highest standards of corporate governance. Immuron Limited has reviewed its corporate governance practices against the Corporate Governance Principles and Recommendations (3rd edition) published by the ASX Corporate Governance Council.

The 2021 corporate governance statement is dated as at 30 June 2021 and reflects the corporate governance practices in place throughout the 2021 financial year. The 2021 corporate governance statement was approved by the board on 30 September 2021. A description of the group’s current corporate governance practices is set out in the group’s corporate governance statement which can be viewed at www.immuron.com.au/corporate-directory-and-governance/.

Immuron Limited	31

Immuron Limited	32

Immuron Limited

ABN 80 063 114 045

Annual report - 30 June 2021

These financial statements are consolidated financial statements for the group consisting of Immuron Limited and its subsidiaries. A list of major subsidiaries is included in note 12.

The financial statements are presented in the Australian currency.

Immuron Limited is a company limited by shares, incorporated and domiciled in Australia.

Its registered office is:

Level 3, 62 Lygon Street

Carlton VIC 3053

Australia

Its principal place of business is:

Immuron Limited

Unit 10, 25-37 Chapman Street

Blackburn North VIC 3130

Australia

Immuron Limited	33

Immuron Limited

Consolidated statement of profit or loss and other comprehensive income

For the year ended 30 June 2021

			2021	2020
	Notes		$	$
Revenue from contracts with customers	2		145,776	2,518,566
Cost of sales of goods			(51,071)	(688,836)
Gross profit			94,705	1,829,730

Other income	3(a)		617,110	473,674
Other (losses)/gains – net	3(b)		(1,342,293)	11,335

General and administrative expenses	3(c)		(3,978,679)	(3,703,990)
Share-based payment expenses	16(b)		(2,116,013)	533,912
Research and development expenses	3(c)		(1,367,054)	(1,178,685)
Selling and marketing expenses	3(c)		(287,684)	(871,551)
Operating loss			(8,379,908)	(2,905,575)

Finance income			9,204	-
Finance expenses			(13,761)	(21,631)
Finance costs - net			(4,557)	(21,631)

Loss before income tax			(8,384,465)	(2,927,206)

Income tax expense	4		-	-
Loss for the year			(8,384,465)	(2,927,206)

Other comprehensive income Items that may be reclassified to profit or loss:
Exchange differences on translation of foreign operations	7	(b)	(14,953)	102,938
Total comprehensive loss for the year			(8,399,418)	(2,824,268)

			Cents	Cents
Loss per share for loss attributable to the ordinary equity holders of the company:
Basic and diluted loss per share	18		(3.79)	(1.66)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

Immuron Limited	34

Immuron Limited

Consolidated balance sheet

As at 30 June 2021

	Notes	2021	2020
		$	$

ASSETS
Current assets
Cash and cash equivalents	5(a)	25,047,281	3,250,468
Trade and other receivables	5(b)	334,707	327,689
Inventories	6(b)	292,532	797,690
Other current assets		78,258	33,194
Total current assets		25,752,778	4,409,041

Property, plant and equipment	6(a)	33,741	70,773
Inventories	6(b)	1,266,587	1,722,349
Total non-current assets		1,300,328	1,793,122

Total assets		27,053,106	6,202,163

LIABILITIES
Current liabilities
Trade and other payables	5(c)	758,494	384,397
Provision for sales returns	5(d)	213,024	-
Employee benefit obligations	6(c)	129,837	89,838
Other current liabilities	6(d)	20,498	42,176
Total current liabilities		1,121,853	516,411

Non-current liabilities
Employee benefit obligations	6(c)	36,196	22,910
Other non-current liabilities	6(d)	-	18,929
Total non-current liabilities		36,196	41,839

Total liabilities		1,158,049	558,250

Net assets		25,895,057	5,643,913

EQUITY
Share capital	7(a)	88,361,303	62,426,991
Other reserves	7(b)	3,466,642	1,133,345
Accumulated losses		(65,932,888)	(57,916,423)

Total equity		25,895,057	5,643,913

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Immuron Limited	35

Immuron Limited

Consolidated statement of changes in equity

For the year ended 30 June 2021

		Attributable to owners of
		Immuron Limited
		Share	Other	Accumulated	Total
	Notes	capital	reserves	losses	equity
		$	$	$	$
Balance at 1 July 2020		62,426,991	1,133,345	(57,916,423)	5,643,913
Loss for the year		-	-	(8,384,465)	(8,384,465)
Other comprehensive income		-	(14,953)	-	(14,953)
Total comprehensive loss for the year		-	(14,953)	(8,384,465)	(8,399,418)

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs and tax	7(a)	24,386,005	-	-	24,386,005
Options and warrants issued/expensed	7(b)	-	3,003,060	-	3,003,060
Options and warrants exercised	7(b)	1,329,307	(213,722)	-	1,115,585
Options and warrants forfeited		-	(368,000)	368,000	-
Transfer to share capital		73,088	(73,088)	-	-
Share-based payment expenses - shares issued to directors	7(b)	145,912	-	-	145,912
		25,934,312	2,348,250	368,000	28,650,562

Balance at 30 June 2021		88,361,303	3,466,642	(65,932,888)	25,895,057

		Attributable to owners of
		Immuron Limited
		Share	Other	Accumulated	Total
	Notes	capital	reserves	losses	equity
		$	$	$	$

Balance at 1 July 2019		60,289,875	4,300,319	(57,240,537)	7,349,657

Loss for the year		-	-	(2,927,206)	(2,927,206)
Other comprehensive income		-	102,938	-	102,938
Total comprehensive income/(loss) for the year		-	102,938	(2,927,206)	(2,824,268)
Transactions with owners in their capacity as owners:

Contributions of equity, net of transaction costs and tax	7(a)	1,652,436	-	-	1,652,436
Options and warrants issued/expensed	7(b)	484,680	(484,680)	-	-
Options and warrants lapsed/expired	7(b)	-	(2,251,320)	2,251,320	-
Re-valuation of options issued in prior period	7(b)	-	(607,000)	-	(607,000)
Share-based payment expenses	7(b)	-	73,088	-	73,088
		2,137,116	(3,269,912)	2,251,320	1,118,524

Balance at 30 June 2020		62,426,991	1,133,345	(57,916,423)	5,643,913

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Immuron Limited	36

Immuron Limited

Consolidated statement of cash flows

For the year ended 30 June 2021

	Notes	2021	2020
		$	$
Cash flows from operating activities
Receipts from customers (inclusive of GST)		192,185	2,914,614
Payments to suppliers and employees (inclusive of GST)		(4,865,633)	(6,748,674)
Research and development tax incentive received		358,280	531,828
Government grants and other grants received		236,421	154,904
Net cash (outflow) from operating activities	8(a)	(4,078,747)	(3,147,328)

Cash flows from investing activities
Payments for property, plant and equipment	6(a)	(6,630)	(864)
Interest received		9,204	-
Net cash inflow (outflow) from investing activities		2,574	(864)

Cash flows from financing activities
Proceeds from issues of shares		29,281,421	1,957,164
Share issue transaction costs		(2,746,871)	(374,728)
Proceeds from borrowings		212,794	-
Repayment of borrowings		(212,794)	(366,655)
Principal elements of lease payments		(40,607)	(41,390)
Interest paid		(13,761)	(17,439)
Net cash inflow from financing activities		26,480,182	1,156,952

Net increase (decrease) in cash and cash equivalents		22,404,009	(1,991,240)
Cash and cash equivalents at the beginning of the financial year		3,250,468	5,119,887
Effects of exchange rate changes on cash and cash equivalents		(607,196)	121,821
Cash and cash equivalents at end of year	5(a)	25,047,281	3,250,468

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Immuron Limited	37

Immuron Limited

Notes to the financial statements

30 June 2021

Contents of the notes to the financial statements

		Page

1	Segment information	39
2	Revenue from contract with customers	40
3	Other income and expense items	41
4	Income tax expense	43
5	Financial assets and financial liabilities	43
6	Non-financial assets and liabilities	45
7	Equity	50
8	Cash flow information	53
9	Critical estimates, judgements and errors	53
10	Financial risk management	54
11	Capital management	57
12	Interests in other entities	57
13	Contingent liabilities	57
14	Events occurring after the reporting period	58
15	Related party transactions	58
16	Share-based payments	59
17	Remuneration of auditors	61
18	Loss per share	62
19	Parent entity financial information	62
20	Summary of significant accounting policies	64

Immuron Limited	38

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

1 Segment information

(a) Description of segments and principal activities

The group has identified its operating segments based on the internal reports that are reviewed and used by the executive management team in assessing performance and determining the allocation of resources.

Management considers the business from both a product and a geographic perspective and has identified two reportable segments:

Research and development (R&D): income and expenses directly attributable to the group’s R&D projects performed in Australia, Israel and United States.

Hyperimmune products: income and expenses directly attributable to Travelan and Protectyn activities which occur predominantly in Australia, the United States and Canada.

(b) Financial breakdown

The segment information for the reportable segments for the year ended 30 June 2021 is as follows:

2021	Research and development	Hyperimmune products	Other	Total
	$	$	$	$
Hyperimmune products revenue	-	145,776	-	145,776
Cost of sales of goods	-	(51,071)	-	(51,071)
Gross profit	-	94,705	-	94,705

Other income	431,030	24,480	161,600	617,110
Other gains/(losses) – net	-	(759,765)	(582,528)	(1,342,293)

General and administrative expenses	-	-	(3,978,679)	(3,978,679)
Share-based payment expenses	-	-	(2,116,013)	(2,116,013)
Research and development expenses	(1,367,054)	-	-	(1,367,054)
Selling and marketing expenses	-	(287,684)	-	(287,684)
Operating profit/(loss)	(936,024)	(928,264)	(6,515,620)	(8,379,908)

Finance income	--		9,204	9,204
Finance costs	--		(13,761)	(13,761)
Income tax expense	--			-
Profit/(loss) for the year	(936,024)	(928,264)	(6,520,177)	(8,384,465)

Assets
Segment assets	306,154	1,587,672	25,159,280	27,053,106
Total assets	306,154	1,587,672	25,159,280	27,053,106

Liabilities
Segment liabilities	243,565	284,657	629,827	1,158,049
Total liabilities	243,565	284,657	629,827	1,158,049

Immuron Limited	39

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

1 Segment information (continued)

(b) Financial breakdown (continued)

The segment information for the reportable segments for the year ended 30 June 2020 is as follows:

2020	Research and development	Hyperimmune products	Other	Total
	$	$	$	$
Hyperimmune products revenue	-	2,518,566	-	2,518,566
Cost of sales of goods	-	(688,836)	-	(688,836)
Gross profit	-	1,829,730	-	1,829,730

Other income	308,225	10,545	154,904	473,674
Other gains/(losses) – net	-	-	11,335	11,335

General and administrative expenses	-	-	(3,170,078)	(3,170,078)
Research and development expenses	(1,178,685)	-	-	(1,178,685)
Selling and marketing expenses	-	(871,551)	-	(871,551)
Operating profit/(loss)	(870,460)	968,724	(3,003,839)	(2,905,575)

Finance costs	-	-	(21,631)	(21,631)
Profit/(loss) for the year	(870,460)	968,724	(3,025,470)	(2,927,206)

Assets
Segment assets	308,225	2,539,503	3,354,435	6,202,163
Total assets	308,225	2,539,503	3,354,435	6,202,163

Liabilities
Segment liabilities	101,092	30,377	426,781	558,250
Total liabilities	101,092	30,377	426,781	558,250

2 Revenue from contract with customers

(a) Disaggregation of revenue from contracts with customers

The group derives revenue from the transfer of hyperimmune products at a point in time in the following major product lines and geographical regions:

2021	Australia	Travelan United States	Other	Protectyn Australia	Total
	$	$	$	$	$
Hyperimmune products revenue[1]	(10,308)	4,264	101,639	50,181	145,776
Revenue from external customers	(10,308)	4,264	101,639	50,181	145,776

1.	Returns are provided where outlined in a customers agreement

2020	Australia	Travelan United States	Other	Protectyn Australia	Total
	$	$	$	$	$
Hyperimmune products revenue	1,240,393	926,325	301,915	49,933	2,518,566
Revenue from external customers	1,240,393	926,325	301,915	49,933	2,518,566

Immuron Limited	40

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

2 Revenue from contract with customers (continued)

(a) Disaggregation of revenue from contracts with customers (continued)

(i) Information about major customers

The group had the following major customers in the hyperimmune product segment with revenues amounting to 10 percent or more of total group revenues:

	2021	2020
	$	$
Customer A	41,040	-
Customer B	27,563	-
Customer C	25,319	-
Customer D	23,214	462,490
Customer E	22,886	-
Customer F	-	442,916
Customer G	-	438,065
Customer H	-	327,559
Customer I	-	227,952
	140,022	1,898,982

(b) Accounting policies

(i) Sale of hyperimmune products

Revenue arises mainly from the sale of products in the hyperimmune category. To determine whether to recognise revenue, the group follows the process of identifying the contract with a customer, identifying the performance obligations, determining the transaction price, allocating the transaction price to the performance obligations and recognising revenue when performance obligations are satisfied.

Revenue from the sale of hyperimmune products is recognised when or as the group transfers control of the assets to the customer.

There is no variable consideration or significant cost to obtain the contract. There is no warranties and no refunds. Returns are provided where this is outlined in a customer agreement.

3 Other income and expense items

(a) Other income

	2021	2020
	$	$
Research and development tax incentive	356,209	308,225
COVID-19 government assistance	161,600	154,904
R&D grants	74,821	-
Other income	24,480	10,545
	617,110	473,674

(i) Fair value of R&D tax incentive

The group’s research and development (R&D) activities are eligible under an Australian government tax incentive for eligible expenditure. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. Amounts are recognised when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured. For the year ended 30 June 2021, the group has included an item in other income of $306,154 (2020: $308,225) to recognise income over the year necessary to match the R&D tax incentive on a systematic basis with the costs that they are intended to compensate. Furthermore, the group subsequently received additional $50,055 in current financial year as part of the R&D claim for financial year ended 30 June 2020.

Immuron Limited	41

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

3 Other income and expense items (continued)

(a) Other income (continued)

(ii) Fair value of COVID-19 government assistance and R&D grants

The group’s other grant income is recognised when compliance with the conditions attached to the grant have been determined and the group has ascertained the grant will be received.

For the year ended 30 June 2021, the group has recognised $161,600 (2020: $154,904) in the COVID-19 government assistance packages and a $74,821 (2020: Nil) R&D grant from the Henry M Jackson Foundation.

(b) Other (losses)/gains

	2021	2020
	$	$
Net foreign exchange (losses)/gains	(582,528)	11,335
Net impairment (losses)/gains (i)	(759,765)	-
	(1,342,293)	11,335

(i) Inventory impairment

Net impairment losses comprises a $328,833 (2020: Nil) finished goods impairment and a $430,932 (2020: Nil) raw materials impairment of inventories recognised during year ended 30 June 2021 for inventory obsolescence.

(c) Breakdown of expenses by nature

	Notes	2021	2020
		$	$
General and administrative expenses
Accounting and audit		547,055	389,798
Bad debts		5,472	26,983
Consulting		126,215	181,474
Depreciation		43,662	44,056
Employee benefits		1,775,809	1,531,037
Expected credit losses	10(b)(iii)	(30,055)	(3,991)
Insurance		341,202	469,844
Investor relations		38,568	197,839
Legal		205,722	184,382
Listing and share registry		292,113	212,236
Occupancy		-	51,973
Superannuation		41,964	48,877
Travel and entertainment		1,398	91,347
Other		589,554	278,135
		3,978,679	3,703,990

Research and development expenses Consulting
Consulting		1,006,086	262,720
Project research and development		360,968	915,965
		1,367,054	1,178,685

Selling and marketing expenses Selling
Selling		25,858	340,046
Marketing		90,652	295,261
Distribution costs		171,174	236,244
		287,684	871,551

Immuron Limited	42

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

4 Income tax expense

(a) Numerical reconciliation of income tax expense to prima facie tax payable

	2021	2020
	$	$
Loss from continuing operations before income tax expense	(8,384,465)	(2,927,206)
Tax at the Australian tax rate of 26% (2020: 27.5%)	(2,179,961)	(804,982)

Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
R&D tax incentive	(92,614)	(84,762)
Accounting expenditure subject to R&D tax incentive	212,907	194,855
Share-based payments	550,163	(146,826)
Net impact of other amounts not deductible (taxable)	428,003	(18,678)
Subtotal	(1,081,502)	(860,393)
Tax losses and other timing differences for which no deferred tax asset is recognised	1,081,502	860,393
Income tax expense	-	-

(b) Tax losses

	2021	2020
	$	$
Unused tax losses for which no deferred tax asset has been recognised	44,178,579	40,018,956
Potential tax benefit @ 26% (2020: 27.5%)	11,486,431	11,005,213

Immuron is currently undergoing an analysis for utilisation of carried forward losses.

5 Financial assets and financial liabilities

(a) Cash and cash equivalents

	2021	2020
	$	$
Current assets
Cash at bank and in hand	25,047,281	3,250,468

(i) Reconciliation to cash flow statement

The above figures reconcile to the amount of cash shown in the consolidated statement of cash flows at the end of the financial year as follows:

	2021	2020
	$	$
Balances as above	25,047,281	3,250,468
Balances per statement of cash flows	25,047,281	3,250,468

Immuron Limited	43

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

5 Financial assets and financial liabilities (continued)

(a) Cash and cash equivalents (continued)

(ii) Classification as cash equivalents

Term deposits are presented as cash equivalents if they have a maturity of three months or less from the date of acquisition and are repayable with 24 hours notice with no loss of interest. See note 20(k) for the group’s other accounting policies on cash and cash equivalents.

(b) Trade and other receivables

		2021			2020
	Notes	Current	Non- current	Total	Current	Non- current	Total
		$	$	$	$	$	$
Trade receivables		28,553	-	28,553	49,519	-	49,519
Loss allowance	10(b)	-	-	-	(30,055)	-	(30,055)
		28,553	-	28,553	19,464	-	19,464

Accrued receivables	5 (b)(ii)	306,154	-	306,154	308,225	-	308,225
Total trade and other receivables		334,707	-	334,707	327,689	-	327,689

(i) Classification as trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 days and therefore are all classified as current.

Trade receivables are recognised initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognised at fair value. The group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest method. Details about the group’s impairment policies and the calculation of the loss allowance are provided in note 10(b).

(ii) Accrued receivables

These amounts primarily comprise receivables from the Australian Taxation Office in relation to the R&D tax incentive.

(iii) Fair value of trade and other receivables

Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

(iv) Impairment and risk exposure

Information about the impairment of trade receivables and the group’s exposure to credit risk and foreign currency risk can be found in note 10.

Immuron Limited	44

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

5 Financial assets and financial liabilities (continued)

(c) Trade and other payables

	2021			2020
	Current	Non- current	Total	Current	Non- current	Total
	$	$	$	$	$	$
Trade payables	106,893	-	106,893	157,644	-	157,644
Accrued expenses	625,980	-	625,980	210,734	-	210,734
Other payables	25,621	-	25,621	16,019	-	16,019
	758,494	-	758,494	384,397	-	384,397

Trade payables are unsecured and are usually paid within 30 days of recognition.

The carrying amounts of trade and other payables are considered to be the same as their fair values, due to their short-term nature.

(d) Provision for sales returns

2021
Sales return provision due to the ongoing COVID-19 pandemic	$
Carrying amount at the start of the year	-
Sales return provision recognised	213,024
Amounts transferred from non-current	-
Carrying amount at the end of the year	213,024

The sales return provision has been assessed by management based on external reports on stock held by distributors. The timing and amount of the obligation are uncertain but are expected to be settled in the next year.

6 Non-financial assets and liabilities

(a) Property, plant and equipment

		Furniture,
	Plant and	fittings and	Right-of-use
	equipment	equipment	assets	Total
Non-current	$	$	$	$

At 1 July 2019
Cost	348,178	34,178	115,977	498,333
Accumulated depreciation	(331,058)	(34,158)	-	(365,216)
Net book amount	17,120	20	115,977	133,117

Year ended 30 June 2020
Opening net book amount	17,120	20	115,977	133,117
Additions	-	864	-	864
Depreciation charge	(4,993)	(333)	(57,882)	(63,208)
Closing net book amount	12,127	551	58,095	70,773

Immuron Limited	45

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

6 Non-financial assets and liabilities (continued)

(a) Property, plant and equipment (continued)

		Furniture,
	Plant and	fittings and	Right-of-use
	equipment	equipment	assets	Total
Non-current	$	$	$	$

At 30 June 2020
Cost	348,178	35,042	115,977	499,197
Accumulated depreciation	(336,051)	(34,491)	(57,882)	(428,424)
Net book amount	12,127	551	58,095	70,773

		Furniture,
	Plant and	fittings and	Right-of-use
	equipment	equipment	assets	Total
	$	$	$	$
Year ended 30 June 2021
Opening net book amount	12,127	551	58,095	70,773
Additions	6,630	-	-	6,630
Depreciation charge	(4,761)	(277)	(38,624)	(43,662)
Closing net book amount	13,996	274	19,471	33,741

At 30 June 2021
Cost or fair value	354,808	35,042	115,977	505,827
Accumulated depreciation and impairment	(340,812)	(34,768)	(96,506)	(472,086)
Net book amount	13,996	274	19,471	33,741

(i) Depreciation methods and useful lives

Property, plant and equipment is recognised at historical cost less depreciation.

See note 20(o) for the other accounting policies relevant to property, plant and equipment.

Immuron Limited	46

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

6 Non-financial assets and liabilities (continued)

(b) Inventories

	2021			2020
	Current	Non- current	Total	Current	Non- current	Total
	$	$	$	$	$	$
Raw materials and stores(Colostrum)	-	1,266,587	1,266,587	-	1,722,349	1,722,349
Work in progress	-	-	-	117,576	-	117,576
Finished goods (Travelan and Protectyn)	292,532		292,532	680,114	-	680,114
	292,532	1,266,587	1,559,119	797,690	1,722,349	2,520,039

(i) Impairment

The provision for impairment of inventories assessment requires a degree of estimation and judgement. The level of the provision is assessed by taking into account the recent sales experience, the ageing of inventories and in particular the shelf life of inventories that affect obsolescence. Expected shelf-life is reassessed on a regular basis with reference to stability tests which are conducted by an expert engaged by the group. A comprehensive stability study was completed in September 2019 and the reported findings support a shelf life of at least 130 months for the colostrum drug substance.

There was a $328,833 (2020: Nil) finished goods impairment and a $430,932 (2020: Nil) raw materials impairment of inventories recognised during year ended 30 June 2021 for inventory obsolescence in the consolidated statement of profit or loss and other comprehensive income.

(ii) Inventory split

During the year ended 30 June 2021, management performed an assessment on its raw materials and its utilisation within 12 months from reporting date. Management determined that no raw materials relating to Colostrum will be consumed within 12 months from reporting date; the remaining balance of $1,266,587 (2020: $1,722,349) will be consumed after 12 months from reporting dates.

(c) Employee benefit obligations

	2021			2020
		Non-			Non-
	Current	current	Total	Current	current	Total
	$	$	$	$	$	$
Leave obligations (i)	129,837	36,196	166,033	89,838	22,910	112,748

(i) Leave obligations

The leave obligations cover the group’s liabilities for long service leave and annual leave which are classified as either other long-term benefits or short-term benefits, as explained in note 20(r).

The current portion of this liability includes all of the accrued annual leave, the unconditional entitlements to long service leave where employees have completed the required period of service and also for those employees that are entitled to pro-rata payments in certain circumstances. The entire amount of the provision of $129,837 (2020: $89,838) is presented as current, since the group does not have an unconditional right to defer settlement for any of these obligations. However, based on past experience, the group does not expect all employees to take the full amount of accrued leave or require payment within the next 12 months.

Immuron Limited	47

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

6 Non-financial assets and liabilities (continued)

(d) Leases

(i) Amounts recognised in the balance sheet

The balance sheet shows the following amounts relating to leases:

	2021	2020
	$	$
Right-of-use assets[1]
Properties	19,471	58,095
	19,471	58,095

Lease liabilities[2]
Current	20,498	42,176
Non-current	-	18,929
	20,498	61,105

1.	Included in the line item ‘property, plant and equipment’ in the consolidated balance sheet.

2.	Included in the line items ‘other current liabilities’ and ‘other non-current liabilities’ in the consolidated balance sheet.

(ii) Amounts recognised in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

	2021	2020
	$	$
Depreciation charge of right-of-use assets
Properties	38,624	38,729
	38,624	38,729

Interest expense (included in finance cost)	1,152	4,192
Expense relating to short-term leases (included in other expenses)	-	-
Expense relating to leases of low-value assets that are not short-term leases (included in other expenses)	-	-
Expense relating to variable lease payments not included in lease liabilities (included in other expenses)	-	-
Cash paid for principal payments	40,607	41,390

The total finance cash outflow for leases in 2021 was $1,152.

(iii) The group’s leasing activities and how these are accounted for

In January 2019 the group entered into a three-year commercial lease in Blackburn North. The lease is for the use of warehousing and office facilities. This lease includes an extension option for a further 3 years by written request to the landlord before 31 December 2021. There is no variability and no covenants included in the lease.

Leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each year. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Immuron Limited	48

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

6 Non-financial assets and liabilities (continued)

(d)	Leases (continued)

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

●	fixed payments (including in-substance fixed payments), less any lease incentives receivable

●	variable lease payment that are based on an index or a rate

●	amounts expected to be payable by the lessee under residual value guarantees

●	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

●	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the group’s incremental borrowing rate.

Right-of-use assets are measured at cost comprising the following:

●	the amount of the initial measurement of lease liability

●	any lease payments made at or before the commencement date, less any lease incentives received

●	any initial direct costs, and

●	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

Low-value assets comprise IT-equipment and small items of office furniture.

Immuron Limited	49

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

7	Equity

(a)	Share capital

		2021	2020
	Notes	Shares	Shares	2021	2020
				$	$
Ordinary shares
Fully paid	7(a)(i)	227,246,596	178,279,566	88,361,303	62,426,991
		227,246,596	178,279,566	88,361,303	62,426,991

(i) Movements in ordinary shares:

	Number of
Details	shares	Total
		$
Balance at 1 July 2019	163,215,706	60,289,875

Issue at US$0.10 pursuant to ADS public offering (2019-07-19)	13,565,200	1,926,186
Issue at $0.16 in lieu of payment for services (2019-11-12)	437,500	100,978
Exercise of NASDAQ Warrants (2020-06-23)	86,240	72
Exercise of representative warrants (2020-06-15, 2020-06-22)	974,920	540,062
Transaction costs arising on representative warrants issued	-	(55,454)
Less: Transaction costs arising on share issues	-	(374,728)

Balance at 30 June 2020	178,279,566	62,426,991

Exercise of representative warrants (2020-07-02)	5,720	-
Issue at US$0.47 pursuant to ADS public offering (2020-07-24)	42,666,720	28,165,836
Issue at $0.50 on exercise of ESOP unlisted options (2020-07-24)	100,000	50,000
Issue at US$0.25 on exercise of NASDAQ Warrants (2020-07-27)	3,008,000	1,051,626
Issue at US$0.25 on exercise of NASDAQ Warrants (2020-07-29)	40,000	13,959
Transfer from reserves on exercise of ESOP unlisted options (2020-07-24)	-	15,700
Transfer from reserves on exercise of NASDAQ Warrants (2020-07-27, 2020-07-29)	-	1,012
Issue at $0.08 in lieu of cash for services rendered (2020-11-13)	2,737,500	219,000
Transfer from reserves on cashless exercise of ESOP unlisted options (2021-02-09)	409,090	197,010
Less: Transaction costs arising on share issues	-	(3,779,831)

Balance at 30 June 2021	227,246,596	88,361,303

(ii)	Ordinary shares

Ordinary shares entitle the holder to participate in dividends, and to share in the proceeds of winding up the company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

Ordinary shares have no par value and the company does not have a limited amount of authorised capital.

Immuron Limited	50

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

7	Equity (continued)

(a)	Share capital (continued)

(iii)	Options

Information relating to options, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the year, is set out in notes 7(b) and 16.

(b)	Other reserves

The following table shows a breakdown of the consolidated balance sheet line item ‘other reserves’ and the movements in these reserves during the year. A description of the nature and purpose of each reserve is provided below the table.

			Foreign
	Notes	Share-based payments	currency translation	Total other reserves
		$	$	$
At 1 July 2019		4,281,790	18,529	4,300,319

Currency translation differences		-	102,938	102,938
Other comprehensive income		-	102,938	102,938
Transactions with owners in their capacity as owners Share-based payment expenses	7(b)(iv)	73,088	-	73,088
Options and warrants issued/expensed	7(b)(ii)	(484,680)	-	(484,680)
Options and warrants lapsed/expired	7(b)(ii)	(2,251,320)	-	(2,251,320)
Re-valuation of options issued in prior period	7(b)(iii)	(607,000)	-	(607,000)
At 30 June 2020		1,011,878	121,467	1,133,345

			Foreign
	Notes	Share-based payments	currency translation	Total other reserves
		$	$	$
At 1 July 2020		1,011,878	121,467	1,133,345

Currency translation differences		-	(14,953)	(14,953)
Other comprehensive income		-	(14,953)	(14,953)
Transactions with owners in their capacity as owners
Transfer to share capital		(73,088)	-	(73,088)
Options and warrants issued/expensed	7(b)(ii)	3,003,060	-	3,003,060
Options and warrants exercised	7(b)(ii)	(213,722)	-	(213,722)
Options and warrants forfeited		(368,000)	-	(368,000)
At 30 June 2021		3,360,128	106,514	3,466,642

(i)	Nature and purpose of other reserves

Share-based payments

The share-based payment reserve records items recognised as expenses on valuation of share options and warrants issued to key management personnel, other employees and and eligible contractors.

Foreign currency translation

Exchange differences arising on translation of foreign controlled entities are recognised in other comprehensive income as described in note 20(d) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

Immuron Limited	51

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

7	Equity (continued)

(b)	Other reserves (continued)

(ii)	Movements in options and warrants:

		Number of
Details	Notes	options	Total
			$
Balance at 1 July 2019		79,463,744	4,281,790

Re-valuation of options issued in prior period (2019-11-06)	7(b)(iii)	-	(607,000)
Issue of representative warrants (2019-07-16)		542,600	55,454
Lapse of unexercised options at $0.50 (2019-11-27)		(7,625,532)	(2,086,920)
Lapse of unexercised options at $0.55 (2019-11-30)		(25,289,894)	-
Lapse of unexercised options at $0.50 (2020-06-30)		(2,000,000)	(164,400)
Exercise of NASDAQ Warrants at US$10 per 40 options (2020-06-23)		(218,800)	(72)
Exercise of representative warrants (2020-06-15, 2020-06-22)		(2,065,000)	(540,062)
Share-based payments expenses	7(b)(iv)	-	73,088

Balance at 30 June 2020		42,807,118	1,011,878

Exercise of representative warrants (2020-07-2)		(9,640)	-
Exercise of ESOP unlisted options at $0.50 (2020-07-24)		(100,000)	(15,700)
Exercise of NASDAQ Warrants at US$10 per 40 options (2020-07-27, 2020-07-29)		(3,048,000)	(1,012)
Lapse of unexercised options (2020-09-25)		(5,000,000)	(368,000)
Issue of representative warrants at US$23.44 per 40 options (2020-07-24)		2,560,000	1,032,960
Issue of ESOP unlisted options at $0.12 (2020-10-29)		9,000,000	1,970,100
Cashless exercise of ESOP unlisted options at $0.12 (2021-02-09)		(900,000)	(197,010)
Reclassify share-based payments expenses from reserves to share capital	7(b)(iv)	-	(73,088)

Balance at 30 June 2021		45,309,478	3,360,128

(iii)	Revaluation of options issued in prior period

Options granted to Dr Gary Jacob on 11 February 2019 and valued at $975,000 in the 30 June 2020 financials were subject to shareholder approval. In line with AASB 2, these were re-measured at grant date 6 November 2019 after being approved by shareholders with a value of $368,000, being a revaluation of $607,000.

(iv)	Share-based payment expenses

Due to the ongoing crisis of COVID-19, the groups directors decided to forgo cash payments of their director fees from 1 April 2020 to 31 December 2020 and instead receive shares of that value. In prior year, no shares were issued to directors, however the expense of the shares owed to them was $73,088. As at 30 June 2021, shares have been issued to directors given the shareholders’ approval at the AGM held on 29 October 2020.

Immuron Limited	52

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

8	Cash flow information

(a)	Reconciliation of profit/(loss) after income tax to net cash inflow from operating activities

	Notes	2021	2020
		$	$
Loss for the year		(8,384,465)	(2,927,206)
Adjustments for
Depreciation	3(c)	43,662	44,056
Distribution costs		-	70,000
Expected credit losses	5(b)	(30,055)	(3,991)
Finance costs		13,761	21,631
Finance income		(9,204)	-
Leave provision expense		53,610	19,717
Share-based payments		2,116,013	(533,912)
Unrealised net foreign currency (gains)/losses		592,243	(18,883)
Change in operating assets and liabilities:
Movement in trade and other receivables		23,037	641,236
Movement in inventories		960,920	(113,635)
Movement in other operating assets		(45,065)	16,096
Movement in trade and other payables		586,796	(362,437)
Net cash (outflow) from operating activities		(4,078,747)	(3,147,328)

(b)	Non-cash investing and financing activities

Non-cash investing and financing activities disclosed in other notes are:

●	settlement of services rendered through the issue of shares - note 7(a)(i)

●	options issued for no cash consideration - note 16.

9	Critical estimates, judgements and errors

(a) Significant estimates and judgements

The areas involving significant estimates or judgements are:

●	Estimation of R&D tax incentive income accrual - note 3(a)(i)

●	Estimation of inventory impairment - note 6(b)(i) and 20(j)

●	Estimation of inventory split - note 6(b)(ii)

●	Estimation of employee benefit obligations - notes 6(c)(i), 20(r)(i) and 20(r)(ii)

●	Estimation of share-based payments - notes 16 and 20(r)(iii)

Estimates and judgements are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

(i)	Going concern

The group is in a position to meet future commitments in the current business cycle and pay its debts as and when they fall due. Furthermore, the group is able to progress its research and development programs for at least the next 12 months.The annual report has been prepared on a going concern basis. Accordingly, the annual report does not include adjustments relating to the recoverability and classification of recorded asset amounts, or the amounts and classification of liabilities that might be necessary should the group not continue as a going concern.

Immuron Limited	53

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

9 Critical estimates, judgements and errors (continued)

(a) Significant estimates and judgements (continued)

(ii) COVID-19

Judgement has been exercised in considering the impacts that the Coronavirus (COVID-19) pandemic has had, or may have, on the group based on known information. This consideration extends to the nature of the products and services offered, customers, supply chain, staffing and geographic regions in which the group operates.Sales of Travelan have significantly dropped from March 2020 and as at reporting date it is unknown the prolonged effect that COVID-19 will continue to have on sales.

10 Financial risk management

This note explains the group’s exposure to financial risks and how these risks could affect the group’s future financial performance.

The group’s risk management is predominantly controlled by the board. The board monitors the group’s financial risk management policies and exposures and approves substantial financial transactions. It also reviews the effectiveness of internal controls relating to market risk, credit risk and liquidity risk.

(a) Market risk

(i) Foreign exchange risk

The group undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations.

Foreign exchange rate risk arises from financial assets and financial liabilities denominated in a currency that is not the group’s functional currency. Exposure to foreign currency risk may result in the fair value of future cash flows of a financial instrument fluctuating due to the movement in foreign exchange rates of currencies in which the group holds financial instruments which are other than the Australian dollar (AUD) functional currency of the group including United States dollar (USD), Canadian dollar (CAD) and Israeli Shekel (ILS). This risk is measured using sensitivity analysis and cash flow forecasting. The cost of hedging at this time outweighs any benefits that may be obtained.

Exposure

The group’s exposure to foreign currency risk at the end of the year, expressed in Australian dollars, was as follows:

	2021		2020
	USD	CAD	USD	CAD	ILS
	$	$	$	$	$
Cash and cash equivalents	2,742,688	108,688	2,954,589	107,605	-
Trade receivables	23,801	-	45,591	-	-
Trade payables	18,556	43,466	29,946	1,923	41,771
Total exposure	2,785,045	152,154	3,030,126	109,528	41,771

Sensitivity

As shown in the table above, the group is primarily exposed to changes in USD/AUD exchange rates. The sensitivity of profit or loss to changes in the exchange rates arises mainly from USD denominated financial instruments. The impact on other components of equity arises from the translation of foreign subsidiary financial statements into AUD.

The group has conducted a sensitivity analysis of its exposure to foreign currency risk. The group is currently materially exposed to the United States dollar (USD). The sensitivity analysis is conducted on a currency-by-currency basis using the sensitivity analysis variable, which is based on the average annual movement in exchange rates over the past five years at year-end spot rates. The variable for each currency the group is materially exposed to is listed below:

●	USD: 4.9% (2020: 3.3%)

Immuron Limited	54

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

10 Financial risk management (continued)

(a) Market risk (continued)

	Impact on loss for the period		Impact on other components of equity
	2021	2020	2021	2020
	$	$	$	$
USD/AUD exchange rate - change by 4.9% (2020: 3.3%)	136,467	99,994	5,219	4,035

*	Holding all other variables constant

Profit is more sensitive to movements in the AUD/USD exchange rates in 2021 than 2020 because of the increased amount of USD denominated cash and cash equivalents and the increased variability of the AUD/USD exchange rate. Equity is less sensitive to movements in the AUD/USD exchange rates in 2021 than 2020 because of the decreased size of the foreign currency translation reserve for the subsidiary with USD functional currency. The group’s exposure to other foreign exchange movements is not material.

(b) Credit risk

Exposure to credit risk relating to financial assets arises from the potential non-performance by counterparties of contract obligations that could lead to a financial loss to the group.

(i) Risk management

Credit risk is managed through the maintenance of procedures (such as the utilisation of systems for the approval, granting and renewal of credit limits, regular monitoring of exposures against such limits and monitoring the financial stability of significant customers and counterparties), ensuring to the extent possible that customers and counterparties to transactions are of sound credit worthiness. Such monitoring is used in assessing receivables for impairment. Credit terms are normally 30 days from the invoice date.

Risk is also minimised through investing surplus funds in financial institutions that maintain a high credit rating.

(ii) Security

For some trade receivables the group may obtain security in the form of guarantees, deeds of undertaking or letters of credit which can be called upon if the counterparty is in default under the terms of the agreement.

(iii) Impairment of financial assets

The group has one type of financial asset subject to the expected credit loss model:

●	trade receivables for sales of inventory

While cash and cash equivalents are also subject to the impairment requirements of AASB 9, the identified impairment loss was immaterial.

Trade receivables

The group applies the AASB 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables.

To measure the expected credit losses, trade receivables assets have been grouped based on shared credit risk characteristics and the days past due.

The expected loss rates are based on the payment profiles of sales over a period of 60 months before 30 June 2021 and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

Immuron Limited	55

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

10 Financial risk management (continued)

(b) Credit risk (continued)

On that basis, the loss allowance as at 30 June 2021 was determined as follows for trade receivables:

	Days past due
30 June 2021	Current	1-30	31-60	61-90	91-120	121+	Total
	$	$	$	$	$	$	$
Expected credit loss rate	0.00%	0.00%	13.07%	21.88%	34.09%	53.58%
Gross carrying amount	23,801	4,752	-	-	-	-	28,553
Loss allowance	-	-	-	-	-	-	-

Trade receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments for a period of greater than 121 days past due.

Impairment losses on trade receivables are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

(c) Liquidity risk

Liquidity risk arises from the possibility that the group might encounter difficulty in settling its debts or otherwise meeting its obligations related to financial liabilities. The group manages this risk through the following mechanisms:

preparing forward looking cash flow analyses in relation to its operating, investing and financing activities;

●	obtaining funding from a variety of sources;

●	maintaining a reputable credit profile;

●	managing credit risk related to financial assets;

●	investing cash and cash equivalents and deposits at call with major financial institutions; and

●	comparing the maturity profile of financial liabilities with the realisation profile of financial assets.

(i) Maturities of financial liabilities

The tables below analyse the group’s financial liabilities into relevant maturity groupings based on their contractual maturities. The amounts disclosed in the table are the contractual discounted cash flows.

Contractual maturities of financial liabilities	Less than 6 months	6 - 12 months	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	Carrying amount (assets)/ liabilities
	$	$	$	$	$	$	$
At 30 June 2021
Trade and other payables	132,514	-	-	-	-	132,514	132,514
Lease liabilities	20,498	-	-	-	-	20,498	20,498
Total	153,012	-	-	-	-	153,012	153,012

At 30 June 2020
Trade and other payables	173,663	-	-	-	-	173,663	173,663
Lease liabilities	20,890	21,286	21,286	-	-	63,462	63,462
Total	194,553	21,286	21,286	-	-	237,125	237,125

Immuron Limited	56

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

11 Capital management

(a) Risk management

The group’s objectives when managing capital are to

●	safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders, and

●	maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the group may issue new shares or reduce its capital, subject to the provisions of the group’s constitution. The capital structure of the group consists of equity attributed to equity holders of the group, comprising contributed equity, reserves and accumulated losses. By monitoring undiscounted cash flow forecasts and actual cash flows provided to the board by the group’s management, the board monitors the need to raise additional equity from the equity markets.

(b) Dividends

No dividends were declared or paid to members for the year ended 30 June 2021 (2020: nil). The group’s franking account balance was nil at 30 June 2021 (2020: nil).

12 Interests in other entities

(a) Principal subsidiaries

The group’s principal subsidiaries at 30 June 2021 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the group, and the proportion of ownership interests held equals the voting rights held by the group. The country of incorporation or registration is also their principal place of business.

Name of entity	Place of business/ country of incorporation	Ownership interest held by the group
		2021%	2020%
Immuron Inc.	United States	100	100
Immuron Canada Limited	Canada	100	100
Anadis EPS Pty Ltd	Australia	100	100

Anadis EPS Pty Ltd was formed for the sole purpose to act as trustee for the lmmuron Limited Executive Officer Share Plan Trust. The entity has not been consolidated to the consolidated financial statement as the net assets and trading activity of Anadis ESP Pty Ltd are not material.

13 Contingent liabilities

The group had no contingent liabilities at 30 June 2021 (2020: nil).

Immuron Limited	57

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

14 Events occurring after the reporting period

In May 2021, Immuron identified a transformational COVID-19 asset, for which it entered a binding contract to acquire. The company’s securities were placed in suspension by the Australian Securities Exchange (ASX) until the company met the requirements set out by the Exchange. Unfortunately, after filing an ASX In-Principal Advice Application and subsequent lengthy discussions and exchanges with the ASX, Immuron was unable to satisfy the ASX that the combined group, following the proposed acquisition, would meet the requirements of the Listing Rules. Ultimately the ASX has an absolute discretion whether to approve such a major acquisition. Immuron is now unable to satisfy the pre-conditions for this proposed acquisition due to the expiration of the existing contractual timetable and will not proceed with the proposed acquisition in its present form.

On 23 September 2021, as a result of the company not proceeding with the major transaction the ASX has lifted the suspension and the company’s securities have now re-commenced trading on the ASX and NASDAQ official list.

On 24 September 2021, Mr Peter Anastasiou resigned as a director of the company.

No other matter or circumstance has occurred subsequent to year end that has significantly affected, or may significantly affect, the operations of the group, the results of those operations or the state of affairs of the group or economic entity in subsequent financial years.

15 Related party transactions

(a) Subsidiaries

Interests in subsidiaries are set out in note 12(a).

(b) Key management personnel compensation

	2021	2020
	$	$
Short-term employee benefits	450,002	867,054
Other short-term benefits, including consulting services by KMP and their related entities (i)	1,603,747	-
Post-employment benefits	27,869	29,213
Long-term benefits	8,220	3,610
Share-based payment expenses to KMP and their related entities (ii)	2,116,012	73,088
	4,205,850	972,965

Detailed remuneration disclosures are provided in the remuneration report on pages 21 to 23 .

(i) Consulting services by key management personnel and their related entities

The consulting and R&D services provided by directors and their related entities of A$1.57m have been accounted for as an expense in the current period.

As a part of other short-term benefits, a provision of unused annual leave incurred during the year of $32,609 was recognised for other KMP.

(ii) Share-based payment expenses to key management personnel and their related entities

9,000,000 ESOP Options were granted on 29 October 2020 and issued on 13 November 2020 to directors with an exercise price of $0.12 and expiry date 14 April 2024. Fair value of $0.2189 is determined using the Black-Scholes option pricing model, refer to note 16 on page 59 of the financial statements for detailed disclosure.

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Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

15 Related party transactions (continued)

(c) Transactions with other related parties

The following transactions occurred with related parties:

	2021	2020[1]
	$	$
Purchases of goods and services
Purchases of various goods and services from entities controlled by key management personnel	110,607	142,347

(i) Purchases from entities controlled by key management personnel

The group acquired the following goods and services from entities that are controlled by members of the group’s key management personnel:

●	Rental of an office suite, and

●	Warehousing, distribution and invoicing services.

Commencing on 1 July 2020, Grandlodge was contracted on commercial terms to provide warehousing, distribution and invoicing services for Immuron’s products for $70,000 per annum.

16 Share-based payments

(a) Employee Option Plan

The establishment of the ‘executive employee option plan’ (ESOP) was approved by shareholders at the 2020 annual general meeting. The plan is designed to provide long-term incentives for executives (including directors) to deliver long-term shareholder returns. Participation in the plan is at the board’s discretion and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits.

Options issued to Dr Gary Jacob are forfeited upon his resignation without good reason or termination. All other options issued expire upon departure from the company if they are determined to be a ‘bad leaver’.

Set out below are summaries of all listed and unlisted options, including those issued under ESOP:

	2021		2020
	Weighted Average exercise price per share	Number of	Weighted Average exercise price per share	Number of
	option	options	option	options
As at 1 July	0.40	42,807,118	0.46	79,463,744
Granted during the year	0.28	11,560,000	0.18	542,600
Exercised during the year	0.23	(4,057,640)	0.18	(424,840)
Forfeited/lapsed during the year	0.50	(5,000,000)	0.52	(36,774,386)
As as 30 June	0.31	45,309,478	0.40	42,807,118
Vested and exercisable at 30 June	0.31	45,309,478	0.40	42,807,118

Immuron Limited	59

Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

16 Share-based payments (continued)

(a) Employee Option Plan (continued)

Share options outstanding at the end of the year have the following expiry date and exercise prices:

		Exercise
	Expiry	price	Share options	Share options
Grant date	date	($)	30 June 2021	30 June 2020
2012-06-29	2021-11-30	1.944	14,493	14,493
2012-06-29	2022-01-17	1.876	29,668	29,668
2017-06-13 (warrants)	2022-06-13	USD 0.25	24,493,200	27,541,200
2018-03-15	2023-03-15	0.468	7,897,647	7,897,647
2017-06-09 (warrants)	2022-06-08	USD 0.3125	198,240	198,240
2018-03-15	2023-03-15	0.585	526,510	526,510
2019-05-23 (warrants)	2024-05-23	USD 0.125	173,600	181,600
2019-07-16 (warrants)	2024-07-16	USD 0.125	116,120	117,760
2018-07-13	2021-07-01	0.500	1,200,000	1,300,000
2019-11-06	2024-02-10	0.500	-	5,000,000
2020-10-29	2024-04-14	0.12	8,100,000	-
2020-07-24 (warrants)	2025-07-21	USD 0.5859	2,560,000	-
Total			45,309,478	42,807,118

Weighted average remaining contractual life of options outstanding at end of period	1.58	2.28

(i) Fair value of options granted

The assessed fair value of options at grant date was determined using the Black-Scholes option pricing model that takes into account the exercise price, term of the option, security price at grant date and expected price volatility of the underlying security, the expected dividend yield, the risk-free interest rate for the term of the security and certain probability assumptions.

The model inputs for options issued during the year ended 30 June 2021 included:

	Expiry	Exercise	No. of	Share price at grant	Expected	Dividend	Risk- free interest	Fair value at grant date per
Grant date	date	price ($)	options	date ($)	volatility	yield	rate	option ($)
2020-07-24	2025-07-21	0.83	2,560,000	0.50	127.93%	0.00%	0.43%	0.4035
2020-10-29	2024-04-14	0.12	9,000,000	0.25	142.70%	0.00%	0.13%	0.2189
			11,560,000

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Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

16 Share-based payments (continued)

(b) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period were as follows:

	2021	2020[1]
	$	$
Options issued under ESOP	1,970,100	(607,000)
Share-based payments to directors[2]	145,913	73,088
	2,116,013	(533,912)

1. Options granted to a former managing director on 11 February 2019 and valued at $975,000 in the 30 June 2019 financials were subject to shareholder approval. In line with AASB 2, these were measured at the issue date of 6 November 2019 after being approved by shareholders with a value of $368,000.

2. Due to the ongoing crisis of COVID-19, the groups directors decided to forgo cash payments of their director fees and instead receive shares of that value. As at 30 June 2021, shares have been issued to directors for the director fees of $145,913 incurred during the financial year ended 30 June 2021 and $73,088 incurred during the financial year ended 30 June 2020, given the shareholders’ approval at the AGM held on 29 October 2020.

17 Remuneration of auditors

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms:

(a) Grant Thornton Audit Pty Ltd

(i) Audit and other assurance services

	2021	2020
	$	$
Audit and review of financial statements - FY 2021	151,301	-
Audit and review of financial statements - FY 2020	28,441	132,000
Other assurance services	-	28,918
Total remuneration for audit and other assurance services	179,742	160,918

Total auditor’s remuneration	179,742	160,918

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Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

18 Loss per share

(a) Reconciliation of loss used in calculating loss per share

	2021	2020
	$	$
Basic and diluted loss per share
Loss attributable to the ordinary equity holders of the company used in calculating loss per share:
From continuing operations	(8,384,465)	(2,927,206)

(b) Weighted average number of shares used as the denominator

	2021 Number	2020 Number

Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share	221,062,229	176,393,354

On the basis of the group’s losses, the outstanding options as at 30 June 2021 are considered to be anti-dilutive and therefore were excluded from the diluted weighted average number of ordinary shares calculation.

19 Parent entity financial information

(a) Summary financial information

The individual financial statements for the parent entity show the following aggregate amounts:

	2021	2020
	$	$
Balance sheet
Current assets	25,698,082	4,225,592
Non-current assets	1,300,467	1,794,375
Total assets	26,998,549	6,019,967
Current liabilities	1,118,020	512,253
Non-current liabilities	36,196	41,839

Total liabilities	1,154,216	554,092
Shareholders’ equity
Share capital Reserves	88,361,303	62,426,991
Share-based payments	3,360,128	1,011,878
Accumulated losses	(65,877,098)	(57,972,994)

	25,844,333	5,465,875

Loss for the year	8,271,111	399,426

Total comprehensive loss	8,271,111	399,426

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Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

19 Parent entity financial information (continued)

(b) Guarantees entered into by the parent entity

The parent entity has not entered into any guarantees in relation to debts of its subsidiaries in the year ended 30 June 2021 (2020: nil).

(c) Contingent liabilities of the parent entity

The parent entity did not have any contingent liabilities as at 30 June 2021 or 30 June 2020.

(d) Contractual commitments for the acquisition of property, plant or equipment

The parent entity has not entered into any contractual commitments for the acquisition of property, plant or equipment in the year ended 30 June 2021 (2020: nil).

(e) Determining the parent entity financial information

The financial information for the parent entity has been prepared on the same basis as the consolidated financial statements, except as set out below.

(i) Investments in subsidiaries

Investments in subsidiaries are accounted for at cost in the financial statements of Immuron Limited.

(ii) Intercompany loan

Total comprehensive loss of the parent entity includes the fully impaired intercompany loan.

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Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

Contents of the summary of significant accounting policies

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Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

20 Summary of significant accounting policies

This note provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements to the extent they have not already been disclosed in the other notes above. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the group consisting of Immuron Limited and its subsidiaries.

(a) Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board and the Corporations Act 2001. Immuron Limited is a for-profit entity for the purpose of preparing the financial statements.

(i) Compliance with IFRS

The consolidated financial statements of the Immuron Limited group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(ii) Historical cost convention

The financial statements have been prepared on a historical cost basis.

(b) Principles of consolidation

(i) Subsidiaries

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the group.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

(c) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. This has been identified as the executive management team consisting of the CEO and COO.

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollar ($), which is Immuron Limited’s functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognised in profit or loss.

Foreign exchange gains and losses that relate to borrowings are presented in the consolidated statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the consolidated statement of profit or loss on a net basis within other gains/(losses).

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Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

20 Summary of significant accounting policies (continued)

(d) Foreign currency translation (continued)

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as at fair value through other comprehensive income are recognised in other comprehensive income.

(iii) Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each consolidated balance sheet presented are translated at the closing rate at the date of that consolidated balance sheet

●	income and expenses for each consolidated statement of profit or loss and consolidated statement of profit or loss and other comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

●	all resulting exchange differences are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognised in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

(e) Revenue recognition

The accounting policies for the group’s revenue from contracts with customers are explained in note 2.

(f) Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with all attached conditions. Note 3(a) provides further information on how the group accounts for government grants.

(g) Income tax

The income tax expense or credit for the year is the tax payable on the current year’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the year in the countries where the company and its subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the year and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

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Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

20 Summary of significant accounting policies (continued)

(g) Income tax (continued)

Deferred tax assets are recognised only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

(h) AASB Interpretation 23 Uncertainty over Income Tax Treatments

Interpretation 23 requires the assessment of whether the effect of uncertainty over income tax treatments should be included in the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates. The Interpretation outlines the requirements to determine whether an entity considers uncertain tax treatments separately, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and how an entity considers changes in facts and circumstances.

The group has adopted Interpretation 23 from 1 July 2019, based on an assessment of whether it is ‘probable’ that a taxation authority will accept an uncertain tax treatment. This assessment takes into account that for certain jurisdictions in which the group operates, a local tax authority may seek to open a group’s books as far back as inception of the group. Where it is probable, the group has determined tax balances consistently with the tax treatment used or planned to be used in its income tax filings. Where the group has determined that it is not probable that the taxation authority will accept an uncertain tax treatment, the most likely amount or the expected value has been used in determining taxable balances (depending on which method is expected to better predict the resolution of the uncertainty). There has been no impact from the adoption of Interpretation 23 in this reporting period.

(i) Leases

The accounting policies for the group’s leases are explained in note 6(d)(iii).

(j) Impairment of assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

(k) Cash and cash equivalents

For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the consolidated balance sheet.

(l) Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less loss allowance. See note 5(b) for further information about the group’s accounting for trade receivables and note 10(b) for a description of the group’s impairment policy.

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Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

20 Summary of significant accounting policies (continued)

(m) Inventories

(i) Raw materials and stores, work in progress and finished goods

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs are assigned to individual items of inventory on the basis of weighted average costs. Costs of purchased inventory are determined after deducting rebates and discounts. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(n) Investments and other financial assets

(i) Classification

The group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through OCI or through profit or loss), and

●	those to be measured at amortised cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

(ii) Recognition and derecognition

Regular way purchases and sales of financial assets are recognised on trade-date, the date on which the group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

(iii) Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

(iv) Impairment

The group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortised cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the group applies the simplified approach permitted by AASB 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables, see note 10(b) for further details.

(v) Income recognition Interest income

Interest income is recognised using the effective interest method. When a receivable is impaired, the group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

(o) Property, plant and equipment

Property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

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Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

20 Summary of significant accounting policies (continued)

(o) Property, plant and equipment (continued)

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

Depreciation is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives or, in the case of leasehold improvements and certain leased plant and equipment, the shorter lease term as follows:

●	Plant and equipment	2 - 5 years

●	Furniture, fittings and equipment	3 - 15 years

●	Right-of-use assets	3 years or lesser of useful life and lease term.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 20(j)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss.

(p) Intangible assets

(i) Research and development

Expenditure on research activities, undertaken with the prospect of obtaining new scientific or technical knowledge and understanding, is recognised in the consolidated statement of profit or loss and other comprehensive income as an expense when it is incurred.

Expenditure on development activities, being the application of research findings or other knowledge to a plan or design for the production of new or substantially improved products or services before the start of commercial production or use, is capitalised if it is probable that the product or service is technically and commercially feasible, will generate probable economic benefits, adequate resources are available to complete development and cost can be measured reliably. Other development expenditure is recognised in the consolidated statement of profit or loss and other comprehensive income as an expense as incurred.

(q) Trade and other payables

These amounts represent liabilities for goods and services provided to the group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

(r) Employee benefits

(i) Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the year in which the employees render the related service are recognised in respect of employees’ services up to the end of the year and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the balance sheet.

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Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

20 Summary of significant accounting policies (continued)

(r) Employee benefits (continued)

(ii) Other long-term employee benefit obligations

In some countries, the group also has liabilities for long service leave and annual leave that are not expected to be settled wholly within 12 months after the end of the year in which the employees render the related service. These obligations are therefore measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the year using the projected unit credit method.

Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the year of high-quality corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognised in profit or loss.

The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

(iii) Share-based payments

Share-based compensation benefits are provided to employees via the ‘executive share and option plan’ (ESOP). Information relating to these schemes is set out in note 16.

Employee options

The fair value of options granted under the ESOP is recognised as a share-based payment expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted:

-	including any market performance conditions (e.g. the company’s share price)

-	excluding the impact of any service and non-market performance vesting conditions (e.g. profitability, sales growth targets and remaining an employee of the company over a specified time period), and

-	including the impact of any non-vesting conditions (e.g. the requirement for employees to save or holdings shares for a specific period of time).

The total expense is recognised over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the entity revises its estimates of the number of options that are expected to vest based on the non-market vesting and service conditions. It recognises the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

(s) Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(t) Loss per share

(i) Basic loss per share

Basic loss per share is calculated by dividing:

●	the loss attributable to owners of the company, excluding any costs of servicing equity other than ordinary shares

●	by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted loss per share

Diluted loss per share adjusts the figures used in the determination of basic loss per share to take into account:

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Immuron Limited

Notes to the financial statements

30 June 2021

(continued)

20 Summary of significant accounting policies (continued)

(t) Loss per share (continued)

●	the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and

●	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

(u) Rounding of amounts

The company is of a kind referred to in ASIC Legislative Instrument 2016/191, relating to the ‘rounding off’ of amounts in the financial statements. Amounts in the financial statements have been rounded off in accordance with the instrument to the nearest dollar.

(v) Goods and services tax (GST)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the consolidated balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows.

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Immuron Limited

Directors’ declaration

30 June 2021

In the directors’ opinion:

(a)	the financial statements and notes set out on pages 32 to 71 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2021 and of its performance for the financial year ended on that date, and

(b)	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Note 20(a) confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of directors.

Dr Roger Aston

Independent Non-Executive Chairman

Melbourne

30 September 2021

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Independent auditor's report to the members

immuron

Immuron Limited	73

Collins Square, Tower 5 727 Collins Street Melbourne VIC 3008 Correspondence to: GPO Box 4736 Melbourne VIC 3001 T +61 3 8320 2222 F +61 3 9320 2200 E info.vic@au.gt.com W www.grantthornton.com.au

Independent Auditor’s Report

To the Members of Immuron Limited

Report on the audit of the financial report

Opinion

We have audited the financial report of Immuron Limited (the Company) and its subsidiaries (the Group), which comprises the consolidated statement of financial position as at 30 June 2021, the consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies, and the Directors’ declaration.

In our opinion, the accompanying financial report of the Group is in accordance with the Corporations Act 2001, including:

a giving a true and fair view of the Group’s financial position as at 30 June 2021 and of its performance for the year ended on that date; and

b complying with Australian Accounting Standards and the Corporations Regulations 2001.

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report of the current period. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Grant Thornton Audit Pty Ltd ACN 130 913 594	www.grantthornton.com.au
a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

Immuron Limited	74

Key audit matter	How our audit addressed the key audit matter

Valuation of Inventory – refer to Note 6(b) & 20(m)

At 30 June 2021, the Group held inventories of $1,559,119 on the consolidated statement of financial position, as disclosed in Note 6, which relates to finished goods and raw materials. This balance includes a provision for impairment of $328,833 for finished goods and $430,932 for raw materials.

As a result of covid-19, the Group has had minimal sales of finished goods during the financial year which increases the risk around obsolete inventory. Significant judgement is required to appropriately provide for obsolete and excess inventory given the nature of inventory held must meet strict quality requirements and has a limited shelf life.

The audit of the valuation of inventories is a key audit matter because of the significance of the inventories balance at 30 June 2021 as well the judgement required in determining whether it is recorded at the lower of cost and net realisable value. The valuation of the inventories is assessed considering forecast inventory usage and sales and expiry dates of product.

Our procedures included, amongst others:

●      Obtaining management’s weighted average cost calculation, check the mathematical accuracy and verify the reasonableness of inputs used;

●     Reviewing management methodology and assumptions in quantifying stock obsolescence and split of inventory between current and non-current. Validating accuracy of calculations through reasonableness of expiry dates as well as future sales levels;

●     Obtaining management’s expert stability report that supports the extended useful life of stock and performing the following:

o    Assessing the qualification and independence of management’s expert;

o    Validating any assumptions utilised within the report and test for reasonableness;

●      Confirming inventory existence through attendance of stocktakes of raw materials and finished goods; and

●      Performing cut-off procedures for purchases, goods in transits and returned goods.

Information other than the financial report and auditor’s report thereon

The Directors are responsible for the other information. The other information comprises the information included in the Group’s annual report for the year ended 30 June 2021, but does not include the financial report and our auditor’s report thereon.

Our opinion on the financial report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Directors for the financial report

The Directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the Directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error.

In preparing the financial report, the Directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Immuron Limited	75

Auditor’s responsibilities for the audit of the financial report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report.

A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: https://www.auasb.gov.au/auditors_responsibilites/ar1_2020.pdf. This description forms part of our auditor’s report.

Report on the remuneration report

Opinion on the remuneration report

We have audited the Remuneration Report included in pages 19 to 27 of the Directors’ report for the year ended 30 June 2021.

In our opinion, the Remuneration Report of Immuron Limited, for the year ended 30 June 2021 complies with section 300A of the Corporations Act 2001.

Responsibilities

The Directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Grant Thornton Audit Pty Ltd

Chartered Accountants

M A Cunningham

Partner – Audit & Assurance

Melbourne, 30 September 2021

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Immuron Limited	77

Immuron Limited
Shareholder information

30 June 2021

(continued)

The shareholder information set out below was applicable as at 27 September 2021.

A. Distribution of equity securities

Analysis of numbers of equity security holders by size of holding:

	Class of equity security Ordinary shares
Holding	No. of holders (shares)	Shares	No. of holders (options)	Options
1 - 1000	384	162,554	-	-
1,001 - 5,000	954	2,849,760	6	15,833
5,001 - 10,000	459	3,677,634	1	8,000
10,001 - 100,000	876	30,948,657	15	700,581
100,001 and over	222	189,607,991	12	43,385,064
	2,895	227,246,596	34	44,109,478

There were 944 holders of less than a marketable parcel of ordinary shares.

B. Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest holders of quoted equity securities are listed below:

	Ordinary shares
Name	Percentage of Number issued held shares

HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	98,045,283	43.14
AUTHENTICS AUSTRALIA PTY LTD <AUTHENTICS AUSTRALIA A/C>	7,000,000	3.08
GRANDLODGE PTY LTD	4,931,682	2.17
DR RUSSELL KAY HANCOCK	3,000,000	1.32
MR STEPHEN ANASTASIOU &
MRS ANDRIA ANASTASIOU <ANASTASIOU FAMILY S/F A/C>	2,494,746	1.10
INSYNC INVESTMENTS PTY LTD <WEEKLEY SUPER FUND NO 1 A/C>	2,000,000	0.88
GRAVCON PTY LTD	1,849,158	0.81
CITICORP NOMINEES PTY LIMITED	1,605,473	0.71
MR WILLIAM DAVID FRANK BIRD	1,500,000	0.66
COIN SUPERANNUATION FUND PTY LTD
<COIN SUPER A/C>	1,400,000	0.62
DR ROGER ASTON	1,371,376	0.60
MR ANTHONY FREDERICK WALLACE HYETT	1,350,000	0.59
ANNE PATTISON PTY LTD <AEP NO 3 A/C>	1,345,000	0.59
MR PETER ANASTASIOU &
MRS KRISTINE PATRICIA ANASTASIOU
<ANASTASIOU SUPER FUND A/C>	1,332,187	0.59
MR IAIN CHANEY &
MRS ANTONIA CHANEY
<I & A CHANEY SUPER FUND A/C>	1,235,270	0.54
SOUTH HONG NOMINEES PTY LTD
<HONG SUPER FUND A/C>	1,200,000	0.53
FIFTY-FIFTH LEPRECHAUN PTY LTD
<THE ANDRIA A/C>	1,079,362	0.48
KARMA WEALTH PTY LTD
<LALLY FAMILY SUPER FUND A/C>	1,050,000	0.46

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Immuron Limited
Shareholder information

30 June 2021

(continued)

B. Equity security holders (continued)

Name	Ordinary shares
	Percentage of Number held issued shares

INVERAREY PTY LTD <THE KILCHURN A/C>	1,050,000	0.46
KARMA WEALTH PTY LTD	1,000,000	0.44
	135,839,537	59.77

Unquoted equity securities

	Number on issue	Number of holders
IMCRM1 unlisted options, exercisable at $1.944, expiring 2021-11-30	14,493	1
IMCRM2 unlisted options, exercisable at $1.876, expiring 2022-01-17	29,668	1
IMCAI unlisted options, exercisable at US$10 per 40 options, expiring
2022-06-13	24,493,200	1
IMCAI unlisted options, exercisable at US$12.5 per 40 options, expiring
2022-06-08	198,240	4
IMCAI unlisted options, exercisable at US$5 per 40 options, expiring 2024-05-23	173,600	4
IMCAI unlisted options, exercisable at US$5 per 40 options, expiring 2024-07-16	116,120	4
IMCAI unlisted options, exercisable at $0.468, expiring 2023-03-15	7,897,647	1
IMCAI unlisted options, exercisable at $0.585, expiring 2023-03-15	526,510	10
IMCAI unlisted options, exercisable at US$23.4375 per 40 options, expiring
2025-07-21	2,560,000	4
Options issued under the executive share and option plan to take up ordinary
shares	8,100,000	5

The following holders have unquoted options each representing more than 20% of these securities:

●	HSBC CUSTODY NOM AUST LTD: 24,493,200

C. Substantial holders*

Substantial holders in the company are set out below:

	Number held	Percentage
Ordinary shares
BNYMC Group	97,848,520	43.06%
Peter Anastasiou	12,247,019	5.39%

*Per the most recent substantial shareholder and final director interest notices released to the ASX.

D. Voting rights

The voting rights attaching to each class of equity securities are set out below:

(a)	Ordinary shares: On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

(b)	Options: No voting rights.

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Building 10, 25-37 Chapman Street,
Blackburn North VIC 3131
Australia

PH: +61 (0)3 8892 4802
FAX: +61 (0)3 9899 8533